FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	CEMIG Distribuição S.A., Earnings Release, 3rd Quarter 2007

2.	CEMIG Geração e Transmissão S.A., Earnings Release, 3rd Quarter 2007

3.	CEMIG Distribuição S.A., Market Announcement

4.	Summary of Minutes of the 414th Meeting of the Board of Directors, August 30, 2007.

5.	Summary of Minutes of the 415th Meeting of the Board of Directors, September 17, 2007

6.	Summary of Minutes of the 417th Meeting of the Board of Directors, September 26, 2007

7.	Summary of Minutes of the 418th Meeting of the Board of Directors, September 28, 2007

8.	Summary of Minutes of the 419th Meeting of the Board of Directors, October 16, 2007

9.	Summary of Minutes of the 420th Meeting of the Board of Directors, October 30, 2007

10.	Summary of the Decisions of the 421st Meeting of the Board of Directors, November 13, 2007

11.	Summary of the Decisions of the 422nd Meeting of the Board of Directors, November 29, 2007

12.	CEMIG Geração e Transmissão S.A., Summary of Principal Decisions of the 57th Meeting of the Board of Directors, November 13, 2007

13.	CEMIG Geração e Transmissão S.A., Summary of Principal Decisions of the 58th Meeting of the Board of Directors, November 29, 2007

14.	CEMIG Distribuição S.A., Summary of Principal Decisions of the 59th Meeting of the Board of Directors, November 29, 2007

15.	CEMIG Distribuição S.A., Summary of Minutes of the 57th Meeting of the Board of Directors, October 16, 2007

16.	CEMIG Geração e Transmissão S.A., Summary of Minutes of the 52nd Meeting of the Board of Directors, August 30, 2007

17.	CEMIG Geração e Transmissão S.A., Summary of Minutes of the 53rd Meeting of the Board of Directors, September 20, 2007

18.	CEMIG Geração e Transmissão S.A., Summary of Minutes of the 54th Meeting of the Board of Directors, September 26, 2007

19.	CEMIG Distribuição S.A., Summary of Minutes of the 55th Meeting of the Board of Directors, August 30, 2007

20.	CEMIG Geração e Transmissão S.A., Summary of Minutes of the 55th Meeting of the Board of Directors, October 16, 2007

21.	CEMIG Geração e Transmissão S.A., Summary of Minutes of the 56th Meeting of the Board of Directors, October 30, 2007

22.	CEMIG Announcement Re São Paulo Stock Exchange

23.	Material Announcement, November 14, 2007

24.	Sources and Uses of Electricity – CEMIG, Consolidated to September 30, 2007

25.	CEMIG Geração e Transmissão S.A., Announcement of Commencement of Public Distribution of the Second Issue of Commercial Paper Securities

26.	CEMIG Geração e Transmissão S.A., Summary Information on the Public Distribution of Commercial Paper Securities of the Second Issue

Cemig Distribuição S.A.

CNPJ 06.981.180/0001-16

EARNINGS RELEASE
3rd Quarter 2007

Gross revenue from supply of electricity

Revenue from supply of electricity was R$ 2,210,887 in the third quarter of 2007 (3Q07), which compares with R$ 2,050,709 in third quarter 2006 (3Q06), i.e. 7.81% higher.

Note the high growth in consumption by the residential, commercial and rural user categories in this period.

Total consumption was 5,154,248 MWh, just under 2% greater than in the same period of 2006.

	MWh			R$
	3Q07	3Q06	Change	3Q07	3Q06	Change
			%			%
Residential	1,689,906	1,651,626	2.32	900,438	870,466	3.44
Industrial	1,191,496	1,226,110	(2.82)	396,557	336,807	17.74
Commercial, services, others	962,716	910,777	5.70	457,709	410,554	11.49
Rural	631,712	601,733	4.98	167,211	156,268	7.00
Public authorities	155,487	147,279	5.57	72,794	64,527	12.81
Public illumination	255,768	264,026	(3.13)	72,923	68,537	6.40
Public services	267,163	260,730	2.47	78,732	70,146	12.24
Sub total	5,154,248	5,062,281	1.82	2,146,364	1,977,305	8.55
Own consumption	8,003	7,041	13.66	—	—	—

Low-income consumer subsidy	—	—	—	30,542	32,950	(7.31)

Unbilled supply, net	—	—	—	17,691	16,890	4.74
	5,162,251	5,069,322	1.83	2,194,597	2,027,145	8.26
Energy transactions on CCEE	—	—	—	16,290	23,564	(30.87)
Total	5,162,251	5,069,322	1.83	2,210,887	2,050,709	7.81

The main impacts on revenue in 3Q07 were from the following factors:

•                  Tariff adjustment – average 5.16% impact on consumer rates, from April 8, 2007; and

•                  Volume of electricity invoiced to final consumers 1.82% higher (excluding own consumption).

In the first nine months of 2007 (9M07) our gross revenue from supply of electricity was R$ 6,269,731, compared to R$ 5,821,840 in January through September 2006, (9M06), an increase of 7.69%.

The main factors impacting revenue in January-September 2007 (9M07) were:

•                  tariff adjustment with average impact on consumer rates of 7.05%, from April 8, 2006 (full effect in 2007);

•                  tariff adjustment with average effect of 5.16% on consumer rates, from April 8, 2007;

•                  electricity volume invoiced to final consumers (excluding own consumption) 2.85% higher; and

•                  lower amount paid for the subsidy to low-income consumers, due to revision of the criteria adopted by the company for calculating this revenue.

Electricity volumes sold to final consumers (MWh)

(Information not audited by external auditors)

	MWh
Category	30/09/2007	30/09/2006	Change %

Residential	5,114,484	4,962,046	3.07
Industrial	3,592,955	3,617,649	(0.68)
Commercial, services and others	3,012,559	2,858,595	5.39
Rural	1,559,068	1,461,706	6.66
Public authorities	469,243	441,860	6.20
Public illumination	780,250	787,298	(0.90)
Public services	785,727	760,330	3.34
Total	15,314,286	14,889,484	2.85

Revenue from use of the grid

This is the TUSD revenue arising from charges made to Free Consumers on the electricity sold, mainly, by Cemig Geração e Transmissão, and was 3.65% or R$ 11,452 lower, at R$ 302,046 in 3Q07, vs. R$ 313,498 in 3Q06. This result is mainly due to the exclusion from the TUSD tariffs of the CCC, CDE and Proinfa charges, as a result of an Aneel Resolution.

This revenue was 2.40% (R$ 23,489) lower in 9M07, at R$ 955,593, than in 9M06 (R$ 979,082).

EBITDA

The cash flow of Cemig Distribuição in 3Q07 was almost 36% higher, at R$ 504,721, than in third quarter 2006.

One highlight was the growth in sectors of the economy of Minas Gerais State, especially in the commercial, residential and rural categories, which made a decisive contribution to the distribution company’s result.

Ebitda - R$ ‘000	3Q07	3Q06	Change %

Net income	270,832	208,701	29.77
+ Income tax and Social Contribution	117,059	75,113	55.84
+ Non-operational revenue (expenses)	10,793	6,746	59.99
+ Financial revenue (expenses)	(2,791)	(10,299)	(72.90)
+ Amortization and depreciation	108,828	90,964	19.64
= EBITDA	504,721	371,225	35.96

The Ebitda of the first nine months of 2007 was very significantly higher than for 9M2006.

The scale of the difference was 42.79%, or an increase of R$ 1.3 billion – a landmark for Cemig Distribuição. Ebitda margin increased from 22.58% to 30.48%, benefiting from the intense improvement in the management of the distribution company through reduction of operational costs and greater efficiency.

Ebitda - R$ ‘000	9M07	9M06	Change %

Net income	706.470	552.606	27,84
+ Income tax and Social Contribution	305.992	222.059	37,80
+ Non-operational revenue (expenses)	25.949	21.317	21,73
+ Financial revenue (expenses)	(20.696)	(145.504)	(85,78)
+ Amortization and depreciation	304.570	275.566	10,53
= EBITDA	1.322.285	926.044	42,79
Non-recurring items:
+ CVA – recomposition: TUSD	—	93.265	—
+ “Anuênio”	—	127.272	—
- Reversal of RGR provision	—	(28.048)	—
- CVA - energy	(29.245)	—	—
= ADJUSTED EBITDA	1.293.040	1.118.533	15,60

The higher EBITDA in 9M07 than 9M06 is mainly due to the increase of 5.79% in net revenue associated with the 5.00% reduction in operational costs and expenses (excluding the effects of depreciation and amortization expenses). The higher operational performance in 2007 was reflected in Ebitda margin, which increased from 22.58% in 9M06 to 30.48% in 2007.

Net income

Cemig Distribuição reports net income for 3Q07 of R$ 270,832, which compares with net income of R$ 208,701 in 3Q2006, an increase of 29.77%. This result is primarily due to the 10.42% increase in net operational revenue, compensated partially by the increase of 2.67% in operational costs and expenses and by the lower net financial revenues in 3Q07:  R$ 2,791 in 3Q07, vs. R$ 10,299 in 3Q06.

In the first nine months of 2007 the company’s net income was R$ 706,470, which compares with R$ 552,606 in 9M06 – 27.84% higher this year than last. This result is the fruit of improvement in the company’s operational management, with the reduction of operational costs and expenses.

In an extraordinary event, an Aneel audit held in March 2007 for decisions on the tariff adjustment identified a regulatory asset of CVA on the purchase of energy higher than the amount previously recorded, representing a positive impact of R$ 30,793, of which R$ 29,245 refers to the year of 2006.

Non-controllable costs

The differences between the sums of non-controllable costs (also called “CVA”) used as a reference in the calculation of the tariff adjustment, and the disbursements actually made, are compensated in the subsequent tariff adjustments, and reported in assets or liabilities. Due to a change in Aneel’s Chart of Accounts, some items were transferred to Deductions from Operational Revenue. More information on this is in Explanatory Notes 2 and 7 to the Quarterly Information.

Deductions from operational revenue

The total of deductions from operational revenue in 3Q07 was almost the same as in 3Q06 – with an increase of approximately 1% - from R$ 982.77 million in 3Q06 to R$ 992.86 million in 3Q07.

	3Q07	3Q06	Change %

ICMS tax	541,103	509,217	6.26
Cofins tax	233,066	214,245	8.78
RGR – Global Reversion Reserve	13,897	8,942	55.41
PIS and Pasep taxes	56,210	48,383	16.18
Energy Efficiency Program – PEE	7,666	3,735	105.25
Energy Development Account –CDE	76,374	73,657	3.69
Fuel Consumption Account – CCC	56,671	113,280	(49.97)
Research and Development account	3,208	4,481	(28.41)
National Scientific and Technological Development Fund – FNDCT	2,543	4,481	(43.25)
Energy System Expansion Research – EPE	2,038	2,240	(9.02)
ISS value-added tax on services	87	111	(21.62)
	992,863	982,772	1.03

Deductions from operational revenue in 9M07 totaled R$ 2,937,906, compared to R$ 2,739,931 in 9M06, an increase of 7.23%. The main variations in these deductions in revenue over this period are as follows:

CCC – the Fuel Consumption Account

The deduction for CCC in the third quarter 2007 was R$ 56,671, vs. R$ 113,280 in third quarter 2006, i.e. 49.97% lower. This refers to the costs of operation of the thermal plants of the Brazilian grid and isolated systems, shared out between the electricity concession holders on a basis specified by an Aneel Resolution. This is a noncontrollable cost, and the deduction from revenue posted corresponds to the actual amount passed through to the tariff.

The deduction from revenue for the CCC in the first nine months of 2007 was R$ 231,300, which compares with R$ 304,119 in 9M06 – i.e. a reduction of 23.94%.

CDE – the Energy Development Account

The deduction for CDE in third quarter 2007 was R$ 76,374, vs. R$ 73,657 in 3Q2006 – an increase of 3.69%. These payments are specified by an Aneel Resolution and this is a non-controllable cost – so that the expense recognized in the income statement corresponds to the actual amount passed through to the tariff.

The deduction from revenue for the CDE in the first nine months of 2007 was R$ 227,664 vs. R$ 204,523 in 9M06 – an increase of 11.31%.

RGR – the Global Reversion Reserve

The deduction from revenue for the RGR in 3Q07 was R$13,897, which compares with R$ 8,942 in 3Q06 – an increase, this year of 55.41%, which reflects an equivalent increase in 2007 of the book value of fixed assets in service, which is the basis used to calculate this expense for Cemig Distribuição.

The other deductions from revenue refer to taxes calculated as a percentage of billing, and thus their variations are directly proportional to the variation in revenue.

The RGR for January through to September 2007 corresponded to a deduction from revenue of R$ 50,502, vs. an addition to revenue of R$ 868 in 9M06. This change was due to the following factors:

•                  Higher expense in 2007 due to higher book value of fixed assets in progress, which is the basis for calculation of this expense which is charged to Cemig Distribuição, and also the posting in March 2007, in accordance with orientations from Aneel, of a complementary amount to the expense, totaling R$ 14,899, for the period January through March 2005.

•                  Addition to revenue, in 2006, of an adjustment in the provision for the year 2004, in the amount of R$ 28,048, due to approval by Aneel of that expense at an amount lower than estimated by the company.

The other deductions from revenue refer to taxes calculated on the basis of a percentage of billing, and thus their variations arise, substantially, from the changes in revenue.

Operational costs and expenses (excluding financial revenue/expenses)

Operational costs and expenses (excluding financial revenue/expenses) were R$ 1,144,584 in 3Q07, vs. R$ 1,114,794 in 3Q06, an increase of 2.67%. This arises principally from the change in depreciation and amortization expenses, energy bought for resale and third party services.

Operational costs and expenses in 9M07 totaled R$ 3,320,186 vs. R$ 3,449,858 in 9M06, a reduction of 3.76% - principally arising from the variation in personnel expenses and non-controllable costs (passed through to the tariff) in relation to charges for use of the network. See more information on the breakdown of operational costs and expenses in Note 24 to the Quarterly Information.

The main changes in these expenses are as follows:

Payroll

The expense on payroll in third quarter 2007 was R$ 147,634, vs. R$ 151,420 in 3Q06 – 2.50% lower – mainly because of a higher value transferred from works in progress in 3Q07 than in 3Q06 (R$ 39,214 vs. R$ 30,396).

In 9M07, the expense on payroll was R$ 465,352 compared to R$ 586,810 in 9M06, 20.70% lower – primarily reflecting the provision for indemnity to employees of their future “anuênio” rights, made in June 2006, in the amount of R$ 127,272, partially offset by the effect of the 4.00% wage increase given to employees in November 2006, and the 2.67% rise in the number of employees from 8,062 at the end of September 2006 to 8,277 at the end of September 2007. A breakdown of personnel expenses is in Note 24 to the Quarterly Information.

Electricity purchased for resale

The expense on this line in 3Q07 was R$ 575,361, vs. R$ 538,934 in 3Q06 – 6.76% higher. This is a non-controllable cost, and the amount recognized in the income statement is the amount actually passed through to the tariff.

In the nine months of 2007, this expense was R$ 1,574,176, which compares with R$ 1,571,645 in 9M06, an increase of 0.16%. For more information see Note 24 to the Quarterly Information.

Depreciation and amortization

The expense on depreciation and amortization in 3Q07 was R$ 108,828, vs. R$ 90,964 in 3Q06, an increase of 19.64% – this is due to the startup of new distribution networks and lines, as a result of the investments in the Light for Everyone program.

In 9M07, the depreciation/amortization expense totaled R$ 304,570 vs. R$ 275,566 in 9M06, an increase of 10.53%.

Post-employment obligations

The expense on post-employment obligations in 3Q07 was R$ 18,393, vs. R$ 27,158 in 3Q06, 32.27% lower – these expenses basically represent the interest on the actuarial obligations of Cemig Distribuição, net of the return expected on the plan’s assets, as estimated by an external actuary. The reduction in this case reflects higher growth in the pension plan’s assets, than in the obligations to participants.

In 9M07 the expense on post-employment obligations was R$ 55,178, vs. R$ 81,473 in January through September 2006 – a reduction of 32.28%.

Operational provisions

Operational provisions in 3Q07 totaled R$ 23,952, compared to R$ 32,991 in 3Q06, i.e. 27.40% lower. This change mainly reflects the lower provision for doubtful receivables in 2007 (R$ 25,886 at the end of third quarter 2007, vs. R$ 31,056 at the end of 3Q06).

Operational provisions made over the whole of January through September 2007 represent R$ 99,559, which compares with R$ 90,517 in 9M06, the increase being 9.99% – basically reflecting the provision of R$ 30,000 made in March 2007 for administrative proceedings by Aneel, partially offset by reduction of R$ 14,558 in the provision for doubtful receivables (R$ 68,507, in 2007, vs. R$ 83,065 in 2006). See more information in Notes 18 and 24 to the Quarterly Information

Charges for use of the transmission grid

The expense on charges for use of the transmission grid was R$ 109,989 in 3Q07, which compares with R$111,555 in 3Q06, 1.40% lower. These charges are owed by the distribution and generation agents for use of the facilities, components of the basic network, as defined by an Aneel Resolution. This is a non-controllable cost, and the amount recognized in the income statement corresponds to the amount actually passed through to the tariff.

In 9M07 this expense was R$ 337,885, vs. R$ 421,704 in 9M06, a reduction of 19.88%.

Financial revenue (expenses)

The main factor in the change in financial revenue (expenses) was the FX variation in 3Q07:  the comparison is between net financial revenues of R$ 16,601 in the quarter, and net financial expense of R$ 4,241 in 3Q06. The FX variations come basically from contracts for loans and financings in foreign currency. In third quarter 2007 the Real appreciated by 4.53% against the US dollar, while in 3Q06 it depreciated by 0.46%.

	3Q07	3Q06	Change
			%
FINANCIAL REVENUES
Returns on cash investments	13,324	11,489	15.97
Arrears penalty payments on electricity bills	39,415	20,086	96.23
Monetary variation – CVA	6,018	21,326	(71.78)
Monetary variation – General Agreement for the Electricity Sector	37,016	42,694	(13.30)
Monetary variation – Deferred Tariff Adjustment	42,245	43,430	(2.73)
FX variations	19,623	2,467	695.42
Pasep and Cofins tax on financial revenues	(3,534)	(4,685)	(24.57)
Gains on financial instruments (Note 27)	—	218	—
Other	3,683	21,503	(82.87)
	157,790	158,528	(0.47)

FINANCIAL EXPENSES
Charges on loans and financings	(70,284)	(68,620)	2.42
Monetary variation – General Agreement for the Electricity Sector	(17,153)	(12,161)	41.05
Monetary variation - CVA	(7,470)	(15,865)	(52.92)
FX variations	(3,022)	(6,707)	(54.94)
Monetary variation – loans and financings	(11,822)	(4,008)	194.96
CPMF Tax	(12,706)	(15,397)	(17.48)
Losses on financial instruments (Note 27)	(20,594)	(15,608)	31.95

Provision for losses in recovery of RTE	(2,737)	(3,126)	(12.44)
Other	(9,211)	(6,737)	36.72
	(154,999)	(148,229)	4.57
	2,791	10,299	(72.90)

For 9M07, the result was net financial revenue of R$ 20,696, which compares with revenue of R$ 145,504 – also positive (net financial revenue) in 9M06. The main factors in these figures are:

•                  Revenue recorded for arrears additions to consumer electricity accounts were R$ 21,946 lower, at R$ 80,336, in 9M07, than in 9M06 (R$ 102,282). This reflects incoming revenue settling accounts received from large industrial consumers for previous years, totaling R$ 48,287, in the second quarter of 2006 – in which the value of the principal was considerably lower than the amount added as financial charges.

•                  Increase in revenue and expense on monetary variation of the General Agreement for the Electricity Sector. The revenue was R$ 203,412 in 9M07,

compared to R$ 153,885 in 9M06. The expense was R$ 123,942 in 9M07 vs. R$ 50,879 in 9M06. These variations, in revenue and in expenses, arise principally from the increase of regulatory assets and liabilities, in the second half of 2007, as a result of the criteria for updating set by Aneel. The updatings of the assets and liabilities have counterparts in financial revenue and expenses, respectively, and thus do no impact the income statement for the period.

•                  29.25% reduction in revenue from monetary variation and interest applying to the Deferred Tariff Adjustment, R$ 103,262 in 9M07 vs. R$ 145, 954 in 9M06. This is mainly due to reduction of the asset, as a result of the receipt of amounts into electricity accounts. Further explanations are in Note 10 to the Quarterly Information.

•                  Net gains on FX variations in 9M07, in the amount of R$ 63,836, vs. net gains of R$ 53,839 in 9M06, coming basically from loans and financings in foreign currency. In 9M07 the Real appreciated by 13.99% against the US dollar, and in 9M06 it appreciated by 7.11%.

For the breakdown of financial revenues and expenses see Note 25 to the Quarterly Information.

Income tax and Social Contribution

Cemig Distribuição had expenses on income tax and Social Contribution in 3Q07 of R$ 117,059, on income of R$ 387,891, before tax effects, a percentage of 30.18%. In 3Q06 its expenses on income tax and Social Contribution totaled R$ 75,113, on income of R$ 283,814, before tax effects, a percentage of 26.47%. The tax benefits resulting from payments of Interest on Equity in the third quarters of 2007 and 2006 were, respectively, R$ 12,592 and R$ 20,554.

In 9M07, expenses on income tax and Social Contribution were R$ 305,992 on income of R$ 1,012,462, before tax effects, a percentage of 30.22%. In 9M06, expenses on income tax and Social Contribution totaled R$ 222,059 on income of R$ 774,665, before tax effects, a percentage of 28.67%.

These effective rates are reconciled with the nominal rates in Explanatory Note 9 to the Quarterly Information.

In 9M07 and 9M06 the tax benefits arising from payment of Interest on Equity were, respectively, R$ 38,150 and R$ 42,930.

Disclaimer

Some statements and assumptions contained in this release are forecasts based on the points of view and assumptions of management and involve known and unknown risks and uncertainties. The actual results may be materially different from those expressed or implicit in such statements.

Contact:	Investor Relations

ri@cemig.com.br
Tel. +55-31-3506-5024
Fax +55-31-3506-5026

CHART I

Cemig D – Operational numbers

	CEMIG D - MARKET (GWh)
			TOTAL ENERGY
	CAPTIVE MARKET	TUSD	TRANSPORTED
1Q05	5,192	3,042	8,234
2Q05	5,048	3,923	8,971
3Q05	5,004	4,063	9,067
4Q05	5,065	4,119	9,184
1Q06	4,856	4,050	8,906
2Q06	4,986	4,207	9,193
3Q06	5,069	4,284	9,353
4Q06	5,059	4,193	9,252
1Q07	4,910	4,123	9,033
2Q07	5,267	4,437	9,704
3Q07	5,163	4,503	9,666

Chart II

Operating Revenues (consolidated) - CEMIG D

Values in million of Reais

	Year to date	3rd Q. 2007	Year to date	3rd Q. 2006	2006
Sales to end consumers	6.253	2.195	5.792	1.949	7.906
TUSD	956	302	979	392	1.261
Subtotal	7.209	2.497	6.771	2.341	9.167
Supply + Transactions in the CCEE	16	16	30	24	60
Others	51	21	39	13	56
Subtotal	7.276	2.534	6.840	2.378	9.283
Deferred Tariff Readjusment - RTD	—	—	—	—	—
Deductions	(2.938)	(993)	(2.740)	(983)	(2.969)
Net Revenues	4.338	1.541	4.100	1.395	6.314

Chart III

Operating Expenses (consolidated) - CEMIG D

Values in millions of reais

	Year to date	3rd Q. 2007	Year to date	3rd Q. 2006	2006
Purchased Energy	1.574	575	1.572	539	1.981
Personnel/Administrators/Councillors/Employee Participation	513	164	630	166	884
Depreciation and Amortization	305	109	276	91	367
Fuel Consumption Account - CCC	—	—	—	—	443
Energy Development Account - CDE	—	—	—	—	294
Charges for Use of Basic Transmission Network	338	110	422	112	515
Contracted Services	266	94	233	77	329
Forluz – Post-Retirement Employee Benefits	55	18	81	27	116
Materials	50	16	44	15	59
Energy efficiency and R&D	—	—	—	—	158
Operating Provisions	100	24	90	33	109
Other Expenses	119	34	102	55	153
Total	3.320	1.144	3.450	1.115	5.408

Chart IV

Statement of Results (Consolidated) - CEMIG D

Values in millions of reais

	Year to date	3rd Q. 2007	Year to date	3rd Q. 2006	2006
Net Revenue	4.338	1.541	4.100	1.395	6.314
Operating Expenses	(3.320)	(1.144)	(3.450)	(1.115)	(5.408)
EBIT	1.018	397	650	280	906
EBITDA	1.323	506	926	371	1.273
Financial Result	21	78	146	77	7
Non-Operating Result	(26)	(11)	(21)	(7)	(25)
Provision for Income Taxes, Social Cont & Deferred
Income Tax	(306)	(118)	(222)	(75)	(300)
Interest on Own Capital Reversal	—	(75)	—	(66)	182
Net Income	707	271	553	209	770

Cemig Geração e Transmissão S.A

CNPJ 06.981.176/0001-58

EARNINGS RELEASE
3rd Quarter 2007

Gross revenue from supply of electricity

Cemig Geração e Transmissão reports gross revenue from supply of electricity in third quarter 2007 (3Q07) of R$ 775,992, which compares with R$ 660,605 in third quarter 2006 (3Q06), an increase of 17.47%. This mainly reflects higher revenue from electricity sold to other concession holders, which was 46.24% higher.

This increase was mainly due to supply of electricity to Argentina (through Companhia de Interconexão Energética as intermediary), in the amount of R$ 66,869 in 3Q07. The average tariff in this period was R$ 96.90 vs. R$ 67.08 in 2006, an increase of 44.45%.

	MWh(**)			R$
	3Q07	3Q06	Change	3Q07	3Q06	Change
			%			%
Industrial	4,774,274	4,559,423	4.71	443,773	384,134	15.53
Uninvoiced supply, net	—	—	—	4,282	425	907.53
Sub total	4,774,274	4,559,423	4.71	448,055	384,559	16.51
Wholesale supply to other concession holders (*)	3,362,146	3,320,974	1.24	325,776	222,764	46.24
Electricity transactions on CCEE	—	—	—	2,162	53,282	(95.94)
Total	8,136,420	7,880,397	3.25	775,993	660,605	17.47

(*)    Includes contracts in the Regulated Electricity Market (CCARs) and “Bilateral Contracts” with other agents.

(**)  Information in MWh, not reviewed by external auditors.

Revenue from gross sale of electricity in the first nine months of 2007 (9M07) was R$ 2,058,000, which compares with R$ 1,724,340 in the first nine months of 2006 (9M06), an increase of 19.38% – reflecting mainly higher revenue from electricity sold to other concession holders and in the wholesale market.

Revenue from electricity sold to other concession holders, and under “bilateral contracts” was R$ 777,819 in 9M07, compared to R$ 560,076 in 9M06. This increase arises basically from the increase in the quantity of electricity sold (10,110,485 MWh in 2007 vs. 8,628,885 MWh in 2006), mainly due to the start up of the Irapé plant, in second half 2006, a higher volume of energy traded through “bilateral contracts” with electricity traders, and better prices negotiated in 2007. The average tariff for wholesale supply in the period was R$ 76.93 in 2007, vs. R$ 64.91 in 2006, an increase of 18.52%.

Revenue for use of the grid

This revenue is basically for use, by electricity generators and distributors that participate in the Brazilian grid system, of the facilities that make up Cemig’s basic transmission grid, for amounts set by an Aneel Resolution. It did not change significantly between the two third quarters: R$ 150,495 in 3Q07, and R$ 150,936 in 3Q06.

Ebitda

Cemig Geração e Transmissão posted Ebitda 31.61% higher in 3Q07 than in 3Q06. Meanwhile, financial revenues were 42% higher this year than last.

Ebitda – R$ ‘000	3Q07	3Q06	Change %

Net income	243,783	194,939	25.06
+ Current and deferred income tax and Social Contribution	100,655	58,923	70.82
+ Non-operational revenue (expenses)	1,215	(161)	—
+ Financial revenue (expenses)	78,275	55,240	41.70
+ Amortization and depreciation	55,889	55,644	0.44
= Ebitda	479,817	364,585	31.61

In 9M07 Ebitda was significantly higher than in 9M06, as the table below shows.

An extraordinary event in 2007 was a reduction in revenue of R$ 30,919, due to revision of the amounts of permitted annual revenue linked to the transmission facilities.

A highlight is the increase in Ebitda margin from 60.58% to 64.73%, illustrating the operational efficiency with which Cemig GT is managing its assets.

Ebitda – R$ ‘000	9M2007	9M2006	Change %

Net profit	625,928	487,590	28.37
+ Current and deferred income tax and Social Contribution	248,022	166,745	48.74
+ - Non-operational revenue (expenses)	(3,527)	1,186	—
+ Financial revenue (expenses)	226,526	209,031	8.37
+ Amortization and depreciation	166,946	145,551	14.70
= EBITDA	1,263,895	1,010,103	25.13
Non-recurring Items:
- Review of transmission revenue – Aneel Resolution 496	30,919	—	—
+ “Anuênio”	—	41,660	—
- Reversal of provision for RGR	—	(37,712)	—
= ADJUSTED EBITDA	1,294,814	1,014,051	27.69

The higher EBITDA in 9M07 than in 9M06 is mainly due to the increases of 12.89% in revenue from supply of electricity to final consumers and 38.88% in revenue from supply of electricity to other concession holders, offset partially by the 4.75% increase in operational expenses (excluding the effects of depreciation and amortization expenses).

Net income

Cemig Geração e Transmissão returned net income in 3Q07 of R$ 243,783, which compares with net income of R$ 194,939 in third quarter 2006, an increase of 25.06%. This result is mainly due to the 17.47% increase in the revenue from gross supply of electricity, in view of the higher volume of electricity traded in third quarter 2007.

In 9M07 income was 28.37% higher, at R$ 625,928, than in 9M06 (R$ 487,590).

Deductions from operational revenue

These totaled R$ 209,461 in 3Q07, 4.80% higher year-on-year, as follows:

	3Q07	3Q06	Change %

ICMS tax	84,020	71,958	16.76
Cofins tax	65,348	58,488	11.73
RGR – Global Reversion Reserve	21,162	19,015	11.29
PIS and Pasep taxes	14,185	13,384	5.98
CDE – Energy Development Account	8,341	11,754	(29.04)
CCC – Fuel Consumption Account	8,878	19,111	(53.55)
Research and Development account	2,911	2,441	19.25
National Scientific and Technological Development Fund – FNDCT	3,081	2,440	26.27
Energy System Expansion Research – EPE	1,455	1,220	19.26
ISS value-added tax on services	80	59	35.59
	209,461	199,870	4.80

In 9M07, deductions from operational revenue were R$ 548,412 vs. R$ 501,196 in 9M06, an increase of 9.42%. The main changes in the deductions are:

Fuel Consumption Account –CCC

The deduction from revenue for the CCC in 9M07 was R$ 35,046, vs. R$ 50,321 in 9M06, a reduction of 30.36%. This refers to the costs of operation of the thermal plants of the Brazilian grid and isolated systems, shared out between the electricity concession holders in accordance with an Aneel Resolution. Cemig Geração e Transmissão is only an agent for pass through of this cost, since the amount of the CCC is charged to free consumers, on their invoice for use of the grid, and passed through to Eletrobrás.

Energy Development Account – CDE

The deduction from revenue for the CDE was R$ 24,063 in 9M07, compared to R$ 32,023 in 9M06, 24.86% lower. These payments are set by an Aneel Resolution. Cemig Geração e Transmissão is merely a payment agent for this cost, since the amount of the CDE is charged to free consumers on the invoice for use of the grid, and passed through to Eletrobrás.

Global Reversion Reserve – RGR

The deduction from revenue for the RGR in 9M07 was R$ 55,078, compared to R$ 12,471 in 9M06. The lower amount in 2006 is mainly due to an adjustment in the provision for the business year of 2004, in the amount of R$ 37,712, credited as a result of the approval by Aneel of that expense in an amount lower than estimated by the Company.

Other deductions from revenue refer to taxes calculated as a percentage of sales revenue, hence their variations arise, substantially, from the change in revenue.

Operational costs and expenses (excl. financial revenue / expenses)

Operational costs and expenses (excluding financial revenues/expenses) were R$ 320,138 in 3Q07, compared to R$ 305,260 in 3Q06, i.e. 4.87% higher. This result is mainly due to the expense of R$ 13,954 for energy bought for resale.

In 9M07 operational costs and expenses (excluding financial revenues/expenses) were R$ 855,490, compared to R$ 802,884 in 9M06, an increase of 6.55%. This is mainly due to the variation in depreciation and amortization expenses, energy bought for resale and charges for use of the basic transmission grid. See more information on the breakdown of operational costs and expenses in Explanatory Note 21 to the Quarterly Information.

The main changes in these expenses are described below:

Payroll

The expense on payroll in third quarter 2007 was R$ 58,611, compared to R$ 53,821 in third quarter 2006, an increase of 8.90%. This result arises principally from the 4.00% wage adjustment given to the employees in November 2006, and the higher number of employees in 2007: 2,331 at the end of September 2007, vs. 2,255 at the end of September 2006.

In 9M07 this deduction was R$ 173,409, compared to R$ 193,891 in 9M06, 10.56% lower. This result comes principally from the provision for indemnity for future “anuênio” benefits of the employees, made in June 2006, in the amount of R$ 41,660, partially compensated by the 4.00% wage adjustment given to employees in November 2006 and the 3.37% increase in the number of employees – from 2,255 at the end of September 2006 to 2,331 at the end of 2007.

For a breakdown of personnel expenses, see Explanatory Note 21 to the Quarterly Information.

Depreciation and amortization

The expense on depreciation and amortization was not significantly different between 3Q07 (R $55,889) and 3Q06 (R$ 55,644).

In 9M07, the depreciation and amortization expense was R$ 166,946, vs. R$ 145,551 in 9M06, 14.70% higher, arising primarily from the start up of the Irapé plant in the second half of 2006.

Post-employment obligations

The expense on post-employment obligations in 3Q07 was R$ 5,746, vs. R$ 8,523 in 3Q06, 32.58% lower. This expense basically represents the interest on Cemig Geração e Transmissão’s actuarial obligations, net of the return expected on the pension plan’s assets, estimated by an external actuary. The reduction in the expense arises from greater growth in the pension plan’s assets than in obligations to its participants.

The expense on post-employment obligations in 9M07 was R$ 17,237, vs. R$ 25,570 in 9M06, a reduction of 32.59%.

Charges for use of the transmission grid

The expense on charges for use of the transmission grid was R$ 63,926 in 3Q07, compared with R$ 62,193 in 3Q06, an increase of 2.79%. This expense refers to the charges payable by electricity distribution and generation agents for the use of the facilities that make up the basic grid, as defined and set by an Aneel Resolution.

The expense on charges for use of the transmission grid was R$ 188,715 in 9M07, compared to R$ 170,488 in 9M06, 10.69% higher. The increase in the expense was mainly due to the start up of the Irapé plant, the average adjustments of 10% in the transmission tariff (TUST) and 12% in the distribution tariff (TUSD), in 2006 (full effect in 2007), and the average increases of 3.5% in the TUST and TUSD in June 2007.

Electricity bought for resale

To ensure compliance with short-term electricity contracts Cemig Geração e Transmissão made purchases of electricity totaling R$ 13,954 in August and September.

Financial revenue (expenses)

The table below shows financial revenues and expenses of Cemig Geração e Transmissão in 3Q07 – when the total was 42% higher than in 3Q06:

	3Q07	3Q06	Change,
			%
FINANCIAL REVENUES
Return on cash investments	22.065	28.592	(22,83)
Arrears additions to electricity bills	951	597	59,30
Monetary variation – General Agreement for the Electricity Sector	13.972	16.734	(16,51)
FX variations	2.556	1.604	59,35
Pasep and Cofins taxes on financial revenues	(1.292)	1.548	—
Gains on financial instruments	8.073	1.441	460,24
Other	7.802	11.541	(32,40)
	54.127	62.057	(12,78)
FINANCIAL EXPENSES
Charges on loans and financings	(86.568)	(107.739)	(19,65)
Monetary variation – CCEE	(3.004)	(2.538)	18,36
Monetary variation – loans and financings	(2.910)	(4.090)	(28,85)
CPMF tax	(4.552)	(7.610)	(40,18)
Losses on financial instruments	(19.975)	13.992	—
Provision for losses on RTE recovery	(10.081)	(7.803)	29,19
Other	(8.316)	(4.047)	105,49
	(132.402)	(117.297)	12,88
	(78.275)	(55.240)	41,70

The items with largest variations in financial revenue (expenses) are as follows:

•                  16.51% reduction in monetary variation revenue on the amounts due under the General Agreement for the Electricity Sector – reflecting amortizations in 2007.

•                  19.65% reduction in charges on loans and financings, due to lower variation of the CDI (indexor of contracts) in 3Q07 than in 3Q06.

•                  Net loss of R$ 11,902 on financial instruments, in the third quarter of 2007, compared to a net gain of R$ 15,433, in the third quarter of 2006.

In 9M07, the result of this line was net financial expenses of R$ 226,526, which compares with net financial expenses of R$ 209,031 in 9M06 – an increase of 8.37%. Items with the largest variation are:

•                  Revenue from cash investments 11.80% higher due to a higher volume of cash invested in 2007, at R$ 70,241 in 9M07 vs. R$ 62,827 in 9M06.

•                  Revenue from monetary variation on amounts due under the General Agreement for the Electricity Sector 118.88% higher (R$ 140,340 in 2007, vs. R$ 64,117 in 2006). This change mainly reflects accounting of financial revenue of R$ 99,833 in the second quarter of 2007, as a result of criteria for updating set by Aneel for the asset in relation to the transactions in free energy during the period of rationing. This procedure does not affect the income statement, since there is a corresponding increase in the provision for losses on transactions in free energy (R$ 125,639 in 2007, vs. R$ 33,349 in 2006).

•                  Higher Pasep and Cofins taxes on financial revenue due to monetary updating of the General Agreement for the Electricity Sector, as outlined in the previous item.

•                  Net gains on financial revenues of R$ 22,561 in 9M07, vs. net gains of R$ 13,488 in 9M06, basically arising on loans and financings in foreign currency. In 9M07 the Real appreciated by 13.99% against the US dollar, which compares with an appreciation of 7.11% in 9M06.

•                  Net loss on financial instruments in 9M07 of R$ 39,773, vs. net loss of R$ 15,378 in the same period of 2006. This result arises principally from higher depreciation of the US dollar in 2007 than in 2006.

•                  Charges on loans and financings 4.17% lower (R$ 11,747), as a result of the lower variation in the CDI (indexor of contracts) in 9M07 than in 9M06.

See the breakdown of financial revenues and expenses in Explanatory Note 22 to the Quarterly Information.

Income tax and Social Contribution

In 3Q07 Cemig Geração e Transmissão had expenses on income tax and Social Contribution totaling R$ 100,655, on income of R$ 344,439, (before tax effects), a percentage of 29.22%. In 3Q06 its expenses on income tax and Social Contribution totaled R$ 58,923, on income of R$ 253,862, (before tax effects), a percentage of 23.21%. The tax benefits from payment of Interest on Equity in 3Q07 and 3Q06 were, respectively, R$ 15,472 and R$ 25,967.

In the first nine months of 2007, the expense on income tax and Social Contribution totaled R$ 248,022, on income of R$ 873,950, before tax effects, a percentage of 28.38%. In 9M06 this expense was R$ 166,745 on income of R$ 654,335 (before tax effects), a percentage of 25.48%. These effective rates are reconciled with the nominal rates in Note 7 to the Quarterly Information. The tax benefits arising from payment of Interest on Equity in 9M07 and 2006 were, respectively, R$ 47,906 and R$ 54,235.

Disclaimer

Some statements and assumptions contained in this release are forecasts based on the points of view and assumptions of management and involve known and unknown risks and uncertainties. The actual results may be materially different from those expressed or implicit in such statements.

Contact:	Investor Relations

ri@cemig.com.br
Tel. +55-31-3506-5024
Fax +55-31-3506-5026

Chart I

Operating Revenues (consolidated) - CEMIG GT

Values in million of Reais

	Year to date	3rd Q. 2007	Year to date	3rd Q. 2006	2006
Sales to end consumers	1.214	449	1.075	385	1.457
Supply	845	393	649	312	743
Revenues from Trans. Network + Transactions in the CCEE	406	85	437	115	703
Others	36	27	8	3	10
Subtotal	2.501	954	2.169	815	2.913
Deductions	(549)	(210)	(501)	(200)	(539)
Net Revenues	1.952	744	1.668	615	2.374

Chart II

Operating Expenses (consolidated) - CEMIG GT

Values in millions of reais

	Year to date	3rd Q. 2007	Year to date	3rd Q. 2006	2006
Personnel/Administrators/Councillors/Employee
Participation	188	63	207	58	299
Depreciation and Amortization	167	56	146	56	208
Fuel Consumption Account - CCC	—	—	—	—	63
Energy Development Account - CDE	—	—	—	—	40

Charges for Use of Basic Transmission Network	189	64	171	63	232
Contracted Services	64	23	61	26	89
Forluz – Post-Retirement Employee Benefits	17	5	26	9	36
Materials	11	4	11	3	18
Royalties	99	32	91	32	124
Energy efficiency and R&D	—	—	—	—	28
Operating Provisions	5	—	3	1	1
Other Expenses	56	14	51	21	70
Raw material for production	45	45	36	36	37
Total	841	306	803	305	1.245

Chart III

Statement of Results (Consolidated) - CEMIG GT

Values in millions of reais

	Year to date	3rd Q. 2007	Year to date	3rd Q. 2006	2006
Net Revenue	1.952	744	1.668	615	2.374
Operating Expenses	(855)	(320)	(803)	(305)	(1.245)
EBIT	1.097	424	865	310	1.129
EBITDA	1.264	480	1.011	366	1.337
Financial Result	(227)	16	(209)	28	(549)
Non-Operating Result	4	(1)	(1)	—	(2)
Provision for Income Taxes, Social Cont & Deferred
Income Tax	(248)	(101)	(167)	(60)	(194)
Interest on Own Capital Reversal	—	(94)	—	(83)	230
Net Income	626	244	488	195	614

MARKET ANNOUNCEMENT

Listed Company

CNPJ/MF No 06.981.180/0001-16

Avenida Barbacena 1200, 17th Floor, A1 Wing,

Belo Horizonte, Minas Gerais, CEP 30190-131, Brazil.

ISIN nº BRCMGDDBS017

Rating “Fitch” A+(bra)

BB Banco de Investimento S.A., a financial institution with head office in the city of Rio de Janeiro, at Rua Senador Dantas 105, 36th floor, registered in the CNPJ/MF under nº 24.933.830/0001-30, as Lead Manager of the Offering (“the Lead Manager”), hereby reports, in accordance with Article 53 of CVM Instruction 400 of December 29, 2003, as amended (“CVM Instruction 400”), that on October 09, 2007, application was made to the CVM for registry of the Second Public Issue of debentures, non-convertible and unsecured, in a single series, of CEMIG Distribuição S.A., a corporation with head office at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais, registered in the CNPJ/MF under nº 06.981.180/0001-16 (“the Issuer”), consisting of the distribution on the firm guarantee basis of 40,000 (forty thousand) non-convertible, unsecured, nominal, book-entry debentures, in a single series (“the Debentures”), with nominal unit value on the issue date of R$ 10,000,00 (ten thousand Reais) (“the Nominal Unit Value”), making up a total of R$ 400,000,000.00 (four hundred million Reais) (“the Offering”). The Issue Date of the Debentures is December 15, 2007 (“the Issue Date”). The present Offering is made in the terms of the Private Deed of the Second Public Issue of Non-Convertible Debentures, in a single series, unsecured, of CEMIG Distribuição S.A. (“the Deed”) and any amendments to it.

The Debentures shall have a period of maturity of 120 (one hundred and twenty) months, from the Issue Date, with final maturity scheduled for December 15, 2017 (“the Maturity Date”), and shall be amortized in 3 (three) equal consecutive annual installments, the first becoming due on December 15, 2015 (“the Amortization Date”). The Nominal Unit Value of the Debentures shall be updated, from the Date of Issue or from the date of completion of the last Capitalization Period, as the case may be, up to the date of actual payment, by the variation in the IPCA (Amplified National Consumer Price) Index, calculated and published by the IBGE (Brazilian Geography and Statistics Institute) (“the Updating”). The Updating of the Debentures shall be calculated pro rata temporis, by business days, according to the formula specified in the Deed and will be paid proportionately by the Issuer together with the Nominal Unit Value of the Debentures, on the Amortization Dates of the Debentures, with the first payment taking place on December 15, 2015 and the last on the Maturity Date. The Debentures shall pay remuneratory interest calculated at a rate to be set by a bookbuilding process (as defined below), limited to the rate of 7.96% (seven point nine six per cent) per year (“the Remuneration Interest”, and, together with the Updating, “the Remuneration”), calculated exponentially and cumulatively pro rata temporis by business days expired, based on a year of 252 business days applicable to the Nominal Unit Value of the Debentures plus the Updating, from the Date of Issue, or on the balance of the Nominal Unit Value, from the date of completion of the last Capitalization Period, as the case may be, up to the date of actual payment. The Remuneratory Interest will be calculated in accordance with the formula specified in the Deed and will be paid annually, as from the Issue Date, on December 15 of each year, the first payment taking place on December 15, 2008, and the last on the Maturity Date. The final rate of Remuneratory Interest will be chosen by the bookbuilding procedure as defined below, and must be ratified by the Board of Directors of the Issuer in a meeting which will be held before the start of distribution of the Debentures.

1. PRELIMINARY PROSPECTUS

The Preliminary Prospectus shall be available from November 23, 2007 at the following addresses and Internet web pages:

Issuer:

CEMIG Distribuição S.A.

Avenida Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais State

http://cemigd.infoinvest.com.br

Lead Manager:

BB Banco de Investimento S.A.

Rua Senador Dantas 105, 36th Floor, Rio de Janeiro, Rio de Janeiro State

www.bb.com.br

Comissão de Valores Mobiliários – CVM

Rua Sete de Setembro 111, 5th Floor, Centro, Rio de Janeiro, Rio de Janeiro State, or

Rua Cincinato Braga 340, 2nd, 3rd and 4th Floors, Edifício Delta Plaza, São Paulo, São Paulo State

www.cvm.gov.br

Câmara de Custódia e Liquidação – CETIP

Av. República do Chile 230, 11th Floor, Centro, Rio de Janeiro, Rio de Janeiro State, or

Rua Líbero Badaró 425, 24th Floor, Centro, São Paulo, São Paulo State

www.cetip.com.br

2. ESTIMATED DATES AND PLACES OF DISCLOSURE OF THE OFFERING

The Issuer and the Lead Manager will disclose the Offering by making public material relating to the Offering available in the period between the date of making the Preliminary Prospectus available and the date on which the Remuneration of the Debentures is determined. Presentations will be made to investors in the cities of São Paulo, Rio de Janeiro and Belo Horizonte. For more information about the Debentures, please contact the Issuer and/or the Lead Manager.

The distribution of the Debentures will begin after the CVM has granted registry of the Offering, and after the final prospectus has been made available to investors, and after publication of the respective advertisement of start of distribution (“the Opening Announcement”), and will take place through the Lead Manager as intermediary.

The Debentures shall have registry: (a) for placement on the primary market through the Securities Distribution System (SDT), administered by the Custody and Settlement Chamber (“Cetip”), based on the policies and directives set by the Brazilian Association of Financial Market Institutions (“Andima”), and the Debentures will be paid up, settled and held in custody at Cetip; and (b) for trading, in the secondary market, (i) through the National Debentures System (SND), administered by Cetip, based on the policies and directives set by Andima, the Debentures being settled and held in custody at Cetip; and/or (ii) through the Bovespafix system, with the Debentures being settled and held in custody at the CBLC (Brazilian Settlement and Custody Company).

All acts or decisions which in any way involve the interests of the Debenture holders must obligatorily be published in the form of notices in the newspapers Minas Gerais, Gazeta Mercantil (National Edition) and O Tempo, and also on the Issuer’s website (http://cemigd.infoinvest.com.br), except for the following notices and announcements: (a) announcement to the market relating to Article 53 of CVM Instruction 400; (b) the Opening Announcement; (c) the Closing Announcement; and (d) any other notices to investors which are published up to the date of publication of the advertisement of closing of the distribution of the Debentures, which may, at the Issuer’s option, be published only in the National Edition of the newspaper Gazeta Mercantil.

3. THE INVESTMENT INTENTIONS COLLECTION PROCEDURE

The Lead Manager will carry out a procedure of collection of investment intentions (“the Bookbuilding Procedure”) for the Debentures in contacts with potential investors, in the terms of Article 44 of CVM Instruction 400, with the objective of determining the final rate to be used for the purposes of calculation of the Remuneratory Interest.

There will be no procedure for receipt of early reservations for subscription of the Debentures, nor will there be any maximum or minimum lots for subscription.

4. TENTATIVE TIMETABLE OF THE STAGES OF THE PUBLIC DISTRIBUTION

Events	Indicative dates*
Application to register the Offering with the CVM	10.09.2007
Publication of Market Announcement	11.23.2007
Preliminary Prospectus made available	11.23.2007
Start of presentations to potential investors	11.23.2007
End of presentations to potential investors	11.28.2007
Bookbuilding Procedure	12.12.2007

Meeting of the Board of Directors ratifying the remuneration rate for the Debentures ascertained in the Bookbuilding Procedure	12.13.2007
Possible date of granting of registry of the Offering by the CVM	12.18.2007
Publication of Opening Announcement (start of distribution)	12.19.2007
Settlement of the Offering	12.21.2007
Publication of Closing Announcement (completion of distribution)	12.26.2007

*The dates specified for future events are merely indicative and are subject to alteration.

5. TARGET PUBLIC, AND UNSUITABILITY OF THE INVESTMENT

The target public of the Offering is institutional investors or qualified investors, as defined by Article 109 of CVM Instruction 409 of August 18, 2004, as amended, but Debentures may be placed with other, non-qualified, investors, investment funds, individuals or legal entities, whether or not clients of the institutions that participate in the Distribution Contract for the Debentures (“the Distribution Contract”) if they are aware of the terms, conditions and risks inherent to the Debentures, and also have access to the prospectuses.

The Debentures that are the subject of the present Offering are not appropriate for investors who require considerable liquidity in the securities acquired, since levels of trading of Debentures in the Brazilian secondary market tend to be low.

6. COMPLEMENTARY INFORMATION

The Offering is subject to prior approval and registration by the CVM. Complementary information about the Offering may be obtained from the Issuer, the Lead Manager or the CVM at the addresses indicated in this notice. The information contained in the Preliminary Prospectus will be the subject of analysis by the CVM and is subject to complementation or correction. The final prospectus of the Offering will be placed at the disposal of investors in the locations referred to in item 1 above, as from the date of publication of the Opening Announcement. The information about the Offering and the Issuer is detailed in the Preliminary Prospectus.

The Fiduciary Agent for the Offering is:

SLW CORRETORA DE VALORES E CÂMBIO LTDA.

Rua Dr. Renato Paes de Barros 717, 6th and 10th Floors, Itaim Bibi, São Paulo, São Paulo State

CEP: 04530-001

Telephone: (11) 3048-9763 / 3048-9915

E-mail: slw@slw.com.br

READ THE PROSPECTUS BEFORE ACCEPTING THE OFFER

The information included in the Preliminary Prospectus will be the subject of analysis by the CVM, which has not yet issued a statement on the subject.

Registry of the present Offer does not imply any guarantee by the CVM of the truthfulness of the information presented or any judgment by the CVM about the quality of the company, nor on the Debentures to be distributed.

Lead Manager

The present Public Offer or program was prepared in accordance with the terms of the Self-Regulation Code of ANBID for Public Offers for distribution and acquisition of securities, which has been registered at the 4th Registry Office for Securities and Documents of the district of São Paulo, São Paulo State, under No. 4890254, and the present Public Offer thus complies with the minimum standards of information contained in the Code, and ANBID has no responsibility for the said information, for the quality of the Issuer and/or the Offering party/ies, nor of the participating institutions nor the securities that are the subject of the present Public Offer/program.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company - CNPJ 17.155.730/0001-64 - NIRE 31300040127

Summary of minutes of the 414th meeting of the Board of Directors.

Date, time and place:	August 30, 2007, at 9h30 a.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araujo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I-              The Board approved calling of the General Meeting of Debenture Holders of the First Public Issue of Unsecured Non-convertible Debentures by Cemig GT, in Two Series without Preference, proposing alteration of sub-clauses “h” and “i” of item 5.2 of the respective Issue Deed, signed on February 28, 2007.

II-            The Board approved:

a)     supplementation of the budget to provide the realization of all the expenses on advisers and the team of Cemig that will accompany the project relating to Cemig’s participation in the technical pre-qualification of Companhia Brasiliana de Energia S.A.; and

b)    the minutes of this meeting.

III-          The Board authorized:

a)     signature of an amendment to the Deed of the Public Issue of Unsecured Non-convertible Debentures by Cemig GT, in Two Series without Preference, to reflect the decision of the General Meeting of Debenture Holders mentioned in item 1 above;

b)    signing of the following documents: Second Amendment to Electricity Generation Concession Contract No. 008/1997, for the Porto Estrela hydroelectric complex; Second Amendment to Electricity Generation Concession Contract No. 014/2000, for the Irapé Hydroelectric Plant; First Amendment to Electricity Generation Concession Contract No. 101/2000, for the Aimorés hydroelectric complex; and the First Amendment to Electricity Generation Concession Contract No. 102/2000, for the Funil hydroelectric complex, dealing with transfer to Cemig GT of the respective concessions granted to Cemig, with the periods and other conditions of the said Concession Contracts being unchanged.

c)     signing of the new Mutual Cooperation Assignment with the Commercial Board of the State of Minas Gerais (JUCEMG), for a period of 180 days, from September 15, 2007, able to be extended for an equal period, for the assignment of the employee Ayres Augusto Álvares da Silva Mascarenhas to that Body;

d)    participation by Cemig in the technical pre-qualification for Companhia Brasiliana de Energia S.A., and contracting of Banco Merrill Lynch de Investimentos S.A., to advise Cemig; and,

e)     the Executive Board to take all the measures necessary for the formation of a consortium up to and until the technical pre-qualification required by Companhia Brasiliana de Energia S.A., and Cemig will submit to the Board of Directors, at an opportune time, authorization to sign all the legal documents.

IV-          The Board ratified:

a)     assignment of the employee Luiz Afonso Vaz de Oliveira to the Agriculture, Farming and Supply Department of the State of Minas Gerais (Seapa), through a Mutual Corporation Working Agreement, for a period of one year, able to be extended for the same period, in effect from July 1, 2007;

b)    signing of the following documents: Generation Concession Contract number 008/1997, between the Mining and Energy Ministry (MME), the National Waters and Electricity Department (DNAEE), Companhia Energética de Minas Gerais (Cemig), Companhia Vale do Rio Doce (CVRD), Companhia de Tecidos Norte de Minas (Coteminas) and Nova Era Silicon S.A. (NES), in relation to the Porto Estrela hydroelectric complex and the respective associated transmission system; the First Amendment to Generation Concession Contract No. 008/1997, between the National Electricity Agency (Aneel), Cemig, CVRD, Coteminas and NES, for the Porto Estrela hydroelectric complex; the First Amendment to Generation Concession Contract No. 014/2000, between Aneel and Cemig, relating to the change in voltage of transmission lines, and data on water levels and project water flow discharge, the other contractual conditions being unchanged; Concession Contract No. 101/2000, between Aneel, Cemig and CVRD, relating to the Aimorés hydroelectric complex; and Concession Contract No. 102/2000 between Aneel, Cemig and CVRD, relating to the Funil hydroelectric complex; and

c)     the decision of the Executive Board for quotation of prices for contracting of a financial adviser in relation to the participation of Cemig in the technical pre-qualification of Companhia Brasiliana de Energia S.A..

V-           The following was withdrawn from the agenda: The matter relating to authorization to the representative of Cemig in the Extraordinary General Meeting of Empresa Amazonense de Transmissão de Energia S.A. to vote in favor of approval of the acquisition by that company of a stake held by Companhia Técnica de Enegenharia (Alusa) in the companies Sistema de Transmissão Catarinense S.A., Lumitrans – Companhia Transmissora de Energia Elétrica S.A. and Empresa de Transmissão do Espírito Santo.

VI-         The following board members voted against the proposal to approve the matter relating to ratification of the assignment of the employee Luiz Afonso Vaz de Oliveira to the Agriculture, Farming and Supply Department of the State of Minas Gerais (Seapa), mentioned in item IV, sub-item “a”, above: Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Wilton de Medeiros Daher.

VII-        The board members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa requested permission from the board members to be absent during discussion of the matter relating to Cemig’s participation in the technical prequalification of Companhia Brasiliana de Energia S.A., mentioned in Item II, sub-item “a”, III, sub-item “d” and “e”, and IV, sub-item “c”, above.

VIII-       The following spoke on general matters and business of interest to the Company:

The Chairman;

Board Members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais, Wilton de Medeiros Daher and Wilson Nélio Brumer.

Director:	José Carlos de Mattos.

Citigroup Analyst:	Marcelo Kfoury Muinhos.

IX -        The following were present:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Fernando Henrique Schuffner Neto, Francisco de Assis Soares, Lauro Sérgio Vasconcelos David and Marco Antonio Rodrigues da Cunha;

Director:	José Carlos de Mattos.

Citigroup Analyst:	Marcelo Kfoury Muinhos.

Secretary:	Anamaria Pugedo Frade Barros

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 415th meeting of the Board of Directors.

Date, time and place:	September 17, 2007, at 9h30 a.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araujo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I-	The Board approved the minutes of this meeting.

II-	The board ratified the authorization for the representatives of Cemig in the Extraordinary General Meetings of Empresa

Amazonense de Transmissão de Energia S.A. (EATE), Empresa Paraense de Transmissão de Energia S.A. (ETEP) and Empresa Norte de Transmissão de Energia S.A. (ENTE), in which it has a minority stockholding, to vote in favor of the presentation by those companies of a binding bid for the purchase of up to 100% of the shares of Empresa de Transmissão de Energia do Oeste Ltda., through a special purpose company, to be constituted by EATE, in isolation or jointly with ETEP and/or ENTE, and/or with the participation of MDU Brasil Ltda., as per authorization to be given by the respective Boards of Directors of the Companies.

III-	Withdrawal from the agenda of: The matter relating to the authorization for the representative of Cemig in the Ordinary

General meeting of EATE to vote in favor of approval of a firm bid for acquisition by EATE of holdings owned by Companhia Técnica de Enegenharia (Alusa), up to the limit of 80% of the total capital, in the companies Sistema de Transmissão Catarinense S.A. (STC) and Lumitrans – Companhia Transmissora de Energia Elétrica S.A., conditional upon negotiation of a purchase and sale contract and a stockholders agreement that is satisfactory to the parties.

IV -	The following spoke on general matters and business of interest to the Company:

The Chairman;

	Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Djalma Bastos de Morais.

	Director:	Luiz Fernando Rolla.

V -	The following were present:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer and Wilton de Medeiros;

	Director:	Luiz Fernando Rolla.

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company - CNPJ 17.155.730/0001-64 - NIRE 31300040127

Summary of minutes of the 417th meeting of the Board of Directors.

Date, time and place:	September 26, 2007, at 9h30 a.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araujo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I-                             The Board approved the minutes of this meeting.

II-                         The Board ratified signing of the first Amendment to Electricity Transmission Public Service Concession Contract, of Companhia Transirapé de Transmissão, nº 012/2005-ANEEL, relating to the Irapé-Araçuaí transmission line and linked installations, between Companhia Transirapé de Transmissão and the federal government through the National Electricity Agency (Aneel), with the following as consenting parties: Companhia Energética de Minas Gerais, Furnas Centrais Elétricas S.A., Companhia Técnica de Engenharia (Alusa) and Orteng Equipamentos e Sistemas Ltda. – to establish the date of February 15, 2007 as the date of start of commercial operation; and authorized signing of the Second Amendment to that Contract, between the same Parties, to establish the date of May 25, 2007 as the date of start of commercial operation of the transmission facilities.

III -              The following spoke on general matters and business of interest to the Company:

Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais and Wilton de Medeiros Daher.
Superintendents:	Manoel Bernardino Soares and Gilberto Gomes de Lacerda
Ombudsman:	Raimundo Benoni Franco

IV -               The following were present:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Marco Antonio Rodrigues da Cunha, Fernando Henrique Schuffner Neto and Lauro Sérgio Vasconcelos David;

Superintendents:	Manoel Bernardino Soares and Gilberto Gomes de Lacerda
Ombudsman:	Raimundo Benoni Franco
Secretary:	Anamaria Pugedo Frade Barros

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 418th meeting of the Board of Directors.

Date, time and place:	September 28, 2007, at 12 p.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araujo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I-	The Board approved the minutes of this meeting.

II-

The Board approved the signature of a Confidentiality and Exclusivity Agreement with Furnas Centrais Elétricas S.A. and Construtora Norberto Odebrecht S.A., in view of the Company’s interest in evaluating the possibility of its participating jointly with those companies in the tender proceedings to be held by the Mining and Energy Ministry for grant of a concession to operate the hydroelectric potential of the Santo Antonio and Jirau hydroelectric projects, and an associated transmission system (the Rio Madeira Complex), for a period of 6 years, able to be renewed for successive equivalent periods.

III-	The following spoke on general matters and business of interest to the Company:

	Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais and Aécio Ferreira da Cunha.
	Superintendent:	Manoel Bernardino Soares.

The following were present:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher and Marco Antonio Rodrigues da Cunha;

	Director:	José Carlos de Mattos.
	Superintendents:	César Vaz de Melo Fernandes and Manoel Bernardino Soares;
	Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 419th meeting of the Board of Directors.

Date, time and place:	October 16, 2007, at 9.30 a.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araujo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I -	The Board approved the minutes of this meeting.

II -

A presentation was given including simulations of the Company’s investment capacity under different investment alternatives over a five-year horizon, for the purpose of forecasting the financial impacts on strategic and corporate planning of the investment plan that is still in preparation.

III -	The following spoke on general matters and business of interest to the Company:

	Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais and Wilson Nélio Brumer.

	Director:	Luiz Fernando Rolla.

The following were present:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Franklin Moreira Gonçalves, Marco Antonio Rodrigues da Cunha, Fernando Henrique Schuffner Neto and Lauro Sérgio Vasconcelos David.

	Director:	Luiz Fernando Rolla.

	Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 420th meeting of the Board of Directors.

Date, time and place:	October 30, 2007, at 9.30 a.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araujo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I -

The Chairman stated that the Bylaws of the Company were changed at the Extraordinary General Meeting of Stockholders held, on second convocation, on October 17, 2007, emphasizing that one of the alterations approved is to the drafting of Clause 18, referring to the composition of the Executive Board, in which the name of the Chief Finance, Holdings and Investor Relations Officer is changed to the Chief Officer for Finance, Investor Relations and Control of Holdings.

II -	The Board authorized:

a)

The proposal of the Chairman to confirm the appointment of the Chief Officer Luiz Fernando Rolla — Brazilian, married engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Professor Carlos Pereira da Silva 31, Belvedere, CEP 30320-330, Identity Card MG-1389219-SSPMG, CPF 195805686-34, as Chief Officer for Finance, Investor Relations and Control of Holdings, for the period of office of the other Executive Officers, that is to say until the first meeting of the Board of Directors to be held in 2009, considering that he already holds the post of Chief Finance, Holdings and Investor Relations Officer; and

	b)	the minutes of this meeting.

III-

The following item was withdrawn from the agenda: The item relating to signing of the Second Amendment to the Term of Undertaking with Furnas Centrais Elétricas S.A. and Construtora Norberto Odebrecht S.A., with a view to allowing Cemig to participate in the construction and implementation of the Santo Antônio Hydroelectric Complex.

IV -

The following Board Members voted against the proposal of the Chairman mentioned in item II, sub-clause “a”, above, to confirm the appointment of Mr. Luiz Fernando Rolla as Chief Officer for Finance, Investor Relations and Control of Holdings:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa.

V-

The Chief Officer Luiz Fernando Rolla stated – in advance – that he is not subject to any prohibition on the exercise of commercial activity, that he does not occupy any position in a company which could be considered a competitor of the company, nor does he have nor represent any interest conflicting with that of Cemig D, and he assumed a solemn commitment to be aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Senior Management Public Employees of the State of Minas Gerais.

VI-	The Chairman stated that the Executive Board was now constituted as follows:

CEO and Vice-Chairman:	Djalma Bastos de Morais;

Chief Trading Officer:	Bernardo Afonso Salomão Alvarenga;

New Business Development Officer:	José Carlos de Mattos;

Chief Officer for Finance, Investor Relations and Control of Holdings:	Luiz Fernando Rolla;

Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha;

Chief Distribution and Sales Officer:	José Maria de Macedo;

Chief Generation and Transmission Officer:	Fernando Henrique Schuffner Neto.

VII-	The following spoke on general matters and business of interest to the Company:

The Chairman;

	Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais and Aécio Ferreira da Cunha.

	Chief Officer:	Marco Antonio Rodrigues da Cunha.

	Superintendent:	Ricardo Luiz Diniz Gomes.

The following were present:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Fernando Henrique Schuffner Neto, Franklin Moreira Gonçalves and Lauro Sérgio Vasconcelos David;

	Board Member and Chief Officer:	Marco Antonio Rodrigues da Cunha.

	Superintendents:	Ricardo Luiz Diniz Gomes;

	Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISIONS OF THE 421ST MEETING OF THE BOARD OF DIRECTORS

At its meeting on November 13, 2007 the Board of Directors of Companhia Energética de Minas Gerais approved:

•                  Participation by Cemig Geração e Transmissão S.A. (Cemig GT), with partners, in the tender to be held by the Mining and Energy Ministry for grant of public asset and commercial operation use rights for the Santo Antônio Hydroelectric Project.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISIONS OF THE 422ND MEETING OF THE BOARD OF DIRECTORS

At its meeting held on November 29, 2007 the Board of Directors of Companhia Energética de Minas Gerais approved the following:

1.               Timetable of board meetings for 2008.

2.               Granting of annual leave to the CEO.

3.               Signing of loan contract with Infovias.

4.               Signing of Commitment Undertaking and Stockholders’ Agreement.

5.               Santo Antônio hydroelectric project – subscription of shares.

CEMIG GERAÇÃO E TRANSMISSÃO S/A

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 57th meeting, on November 13, 2007, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

•                  Cemig Geração e Transmissão S.A. (Cemig GT) participation, with partners, in the tender to be held by the Mining and Energy Ministry for grant of public asset and commercial operation use rights for the Santo Antônio Hydroelectric Project.

CEMIG GERAÇÃO E TRANSMISSÃO S/A

Listed company – CNPJ 06.981.176/0001-58.

Summary of principal decisions

At its 58th meeting held on November 29, 2007 the Board of Cemig Geração e Transmissão S.A. approved the following:

1.               Timetable of board meetings for 2008.

2.               Signing of a counter-guarantee contract.

3.               Santo Antônio hydroelectric project – subscription of shares.

4.               Indicative non-binding proposal for construction of a thermal plant to supply electricity.

5.               Signing of an amendment to a contract with the ONS to provide transmission services.

6.               Signing of amendments to contracts with the ONS to provide transmission services.

7.               Signing of an amendment to a contract to share facilities with Furnas.

8.               Contracting of security guard services for the Company’s facilities in Belo Horizonte and Contagem.

9.               Pipoca Small Hydro Plant (PCH).

CEMIG DISTRIBUIÇÃO S/A

Listed company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 59th meeting, held on November 29, 2007 the Board of Cemig Distribuição S.A. approved the following:

1.               Timetable of board meetings for 2008.

2.               D-Aneel Technological Research and Development Program – 2005-2006 cycle.

3.               Contracting of meter reading services for the regions of Três Corações and Itajubá.

4.               Contracting of meter reading services for the regions of São João Del Rei, Barbacena and Conselheiro Lafaiete.

5.               Contracting of security guard services for the company’s facilities in Belo Horizonte and Contagem.

6.               Review/revision of the Reluz II Program.

7.               Signing of Agreement with the Municipal Prefecture of Belo Horizonte.

8.               Contracting of data communication and satellite vehicle tracking services with Autotrac.

Cemig Distribuição S.A.

Listed company – CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 57th meeting of the Board of Directors.

Date, time and place:	October 16, 2007, at 3 p.m. at the company’s head office, Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araujo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I -	The Board approved the minutes of this meeting.

II -

The Board authorized the opening of Administrative Tender Proceedings, and the acquisition of four hundred and thirty three thousand active energy meters, to be used for the connection of new consumers and replacement of the defective conventional measurement, within a maximum of 24 months.

III -

A presentation was given including simulations of the Company’s investment capacity under different investment alternatives over a five-year horizon, for the purpose of forecasting the financial impacts on strategic and corporate planning of the investment plan that is still in preparation.

IV -	The following spoke on general matters and business of interest to the Company:

Board Members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais, Wilton de Medeiros Daher, Aécio Ferreira da Cunha and Wilson Nélio Brumer.

	Chief Officer:	Luiz Fernando Rolla.

The following were present:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Franklin Moreira Gonçalves, Marco Antonio Rodrigues da Cunha, Fernando Henrique Schuffner Neto and Lauro Sérgio Vasconcelos David;

	Chief Officer:	Luiz Fernando Rolla.

	Secretary:	Anamaria Pugedo Frade Barros.

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 52nd meeting of the Board of Directors.

Date, time and place:	August 30, 2007, at 12h30 p.m. at the company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araujo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I-	The Board approved:

	a)	Project nº 1670/07 – Provision of services to Anglogold Ashanti Brasil Mineração – Cemig GT, authorizing opening of the respective tender procedures and making of purchases / contracting of services;

b)

Project nº 1765/07 – Integration of the Paracatu 4 substation to the Cemig GT distribution system, authorizing the opening of the respective tender procedures and making of the purchase/ contracting of the services; and

	c)	the minutes of this meeting.

II -	The Board authorized:

a)

presentation of an indicative non-binding proposal for implementation of a thermal plant at the industrial facilities of Belgo Siderurgia S.A., jointly with the companies Orteng Equipamentos e Sistemas S.A. and Arcadis Logos Energia S.A., which should jointly constitute a special-purpose company;

b)

presentation to Santander Global Banking & Markets o an indicative and non-binding proposal for acquisition of up to 100% of the registered capital of Ponte de Pedra Energética S.A., holder of the concession for the Ponte de Pedra hydroelectric plant, and negotiation of partnerships, upon objective criteria of relationship of companies;

c)

signing of the following documents: Second Amendment to Electricity Generation Concession Contract nº 008/1997, for the UHE Porto Estrela hydroelectric complex; Second Amendment to Electricity Generation Concession Contract nº 014/2000, for the Irapé hydroelectric complex; First Amendment to Electricity Generation Concession Contract nº 101/2000, for the Aimorés hydroelectric complex; and the First Amendment to Electricity Generation Concession Contract nº 102/2000, for the Funil hydroelectric complex; which deal with the transfer to Cemig GT of the respective concessions granted to Cemig, with the other periods and other conditions of the said contracts being unchanged;

d)

the Executive Board to declare Interest on Equity monthly subject to the maximum limit permitted by the legislation, that is to say one hundred and ninety one million eight hundred and nine thousand Reais, optimizing the tax benefits for decisions on their allocation, determining the locations and processes of payment and imputing the said Interest on Equity against the obligatory minimum dividend as established in the Bylaws;

e)

convocation of the Extraordinary General Meeting of Debenture Holders of the First Public Issue of Non-convertible, Unsecured Debentures by Cemig GT, in Two Series, without preference, proposing change to sub-clauses “h” and “i” of item 5.2 of that Deed; and signing of an Amendment to the Issue Deed so as to reflect the decision of that General Meeting of Debenture Holders; and

f)

signing of a Private Instrument of Quittance of Contractual Obligations for the Contract for Implementation of the Reactors Maneuver in Substations Plan – Lot 01 – São Gotardo 2 Substation, with the ABB/Cotesa consortium, for alteration of the sate of re-start of operation to June 13, 2006, application of the contractual penalty for non-compliance with the date of re-start of operation, reimbursement to the Consortium of the amount arising from additional costs incurred in the execution of the Contract, deduction of the installments payable to the Consortium and tentative scheduling for solution of pending matters related to Provisional Acceptance Certificate (CAP) No. ER/SE-01/06, on pain of application of the contractually specified penalties.

III-

The Board delegated to the Executive Board until October 25, 2007, the competency to authorize the signing, after statement of position and opinion by the Energy Risks Management Committee, of Contracts for sale of electricity that individually have amounts of five million Reais or more, and the respective Additions and Rescissions, and this Board should be advised of the instruments approved in the next meeting following their approval.

IV-

The Board ratified the signing of the following documents: Generation Concession Contract number 008/1997, between the Mining and Energy Ministry (MME), the National Waters and Electricity Department (DNAEE), Companhia Energética de Minas Gerais (Cemig), Companhia Vale do Rio Doce (CVRD), Companhia de Tecidos Norte de Minas (Coteminas) and Nova Era Silicon S.A. (NES), in relation to the Porto Estrela hydroelectric complex and the respective associated transmission system; the First Amendment to Generation Concession Contract No. 008/1997, between the National Electricity Agency (Aneel), Cemig, CVRD, Coteminas and NES, for the Porto Estrela hydroelectric complex; the First Amendment to Generation Concession Contract No. 014/2000, between Aneel and Cemig, for change in the voltage of transmission lines, and data on reservoir water levels and project water flow discharge, the other contractual conditions being unchanged; Concession Contract No. 101/2000, between Aneel, Cemig and CVRD, relating to the Aimorés hydroelectric complex; and Concession Contract No. 102/2000 between Aneel, Cemig and CVRD, relating to the Funil hydroelectric complex.

V-

The Board member Wilton de Medeiros Daher voted against the proposals relating to: the indicative and non-binding proposal for implementation of a thermal generation plant at the premises of Belgo Siderurgia S.A., mentioned in item II, subclause “a”, above; and the indicative and non-binding proposals for acquisition of a company holding generation assents mentioned in item II, sub-clause “b”, above.

VI-

The Board members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa retired from the meeting during the discussion and voting on the proposal for an indicative non-binding proposal for acquisition of a company holding generation assets mentioned in II, sub-clause “b”, above.

VII -	The following spoke on general matters and business of interest to the Company:

The Chairman;

	Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessoa, Djalma Bastos de Morais and Wilton de Medeiros Daher.

	Directors:	José Carlos de Mattos and Luiz Fernando Rolla.

VIII -	The following were present:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Fernando Henrique Schuffner Neto, Francisco de Assis Soares, Lauro Sérgio Vasconcelos David and Marco Antonio Rodrigues da Cunha;

	Audit Board:	Aristóteles Luiz Menezes Vasconcellos Drummond

	Directors:	José Carlos de Mattos and Luiz Fernando Rolla.

	Secretary:	Anamaria Pugedo Frade Barros

Anamaria Pugedo Frade Barros

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58– NIRE 31300020550

Summary of minutes of the 53rd meeting of the Board of Directors.

Date, time and place:	September 20, 2007, at 12h30 p.m. at the company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araujo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I-	The Board approved the minutes of this meeting.

II-

The following item was withdrawn from the agenda: Authorization for the procedures necessary for presentation of the documentation for pre-qualification of the Company in Aneel Auction 004/2007, for grant of the concession for provision of public electricity transmission services to:

Lot A:	the	Colinas-Ribeiro Gonçalves C2
	and	Ribeiro Gonçalves-São João do Piauí C2	transmission lines;
Lot B:	the	São João do Piauí-Milagres	transmission line;
Lot C:	the	Juba-Juaru and Maggi-Nova Mutum	transmission lines,
	and the	Juba and Maggi	substations;
Lot D:	the	Presidente Médici-Santa Cruz I	transmission line;
Lot E:	the	Jardim-Penedo	transmission line;
Lot F:	the	Bateias-Pilarzinho	transmission line; and
Lot G:	the	São Luiz II-São Luiz III	transmission line
	and the	São Luiz III	substation.

III -	The following spoke on general matters and business of interest to the Company:

The Chairman;

	Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais and Wilson Nélio Brumer.

IV -	The following were present:

	Chairman:	Marcio Araujo de Lacerda

Board Members:

Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher and Marco Antonio Rodrigues da Cunha;

	Secretary:	Anamaria Pugedo Frade Barros

Anamaria Pugedo Frade Barros

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 54th meeting of the Board of Directors.

Date, time and place:	September 26, 2007, at 11h30 a.m. at the company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araujo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I-	The Board approved

	a)	Project nº 1607/06 – Service to CSN – Casa de Pedra – Cemig GT, authorizing opening of the respective tender(s) and making of purchases / contracting of services; and

	b)	the minutes of this meeting.

II-	The Board authorized:

a)

signing of the Sixth Amendment to the Contract for Constitution of the Aimorés Hydroelectric Plant Consortium, for the transfer of 100% of the holding of Companhia Vale do Rio Doce (CVRD) in that consortium to Valesul Alumínio S.A.;

b)

signing, as consenting party, of the Contract for Sharing of Facilities between Sá Carvalho S.A. and Acesita S.A., for the establishment of the conditions, procedures and responsibilities for the use of the Sá Carvalho hydroelectric complex, with validity up to the end of the concession of that plant; and

c)

signing of the Contract for Connection to the Transmission System (CCT) between Cemig GT and Cemig D, with the National System Operator (ONS) as consenting party, to establish conditions, procedures, and technical-operational and commercial responsibilities that will govern the connections of the other transmission facilities used exclusively by the transmission company’s transmission system, in relation to the Itajubá Concession, backdated to and producing effects since January 1, 2005 and thus remaining up to the extinction of the concession of Cemig GT – Itajubá or of Cemig D.

III -	The following spoke on general matters and business of interest to the Company:

	Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais and Wilton de Medeiros Daher.

	Director:	José Carlos de Mattos.

	Ombudsman:	Raimundo Benoni Franco

	Superintendents:	Manoel Bernardino Soares and Gilberto Gomes de Lacerda.

IV -	The following were present:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Marco Antonio Rodrigues da Cunha, Fernando Henrique Schuffner Neto and Lauro Sérgio Vasconcelos David;

Director:	José Carlos de Mattos.

Ombudsman:	Raimundo Benoni Franco

Superintendents:	Manoel Bernardino Soares and Gilberto Gomes de Lacerda;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

CEMIG DISTRIBUIÇÃO S/A

Listed company – CNPJ 06.981.180/0001-16 – NIRE 3130002056-8

Summary of minutes of the 55th meeting of the Board of Directors.

Date, time and place:	August 30, 2007, at 3h30 p.m. at the company’s head office, Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araujo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I-	The Board approved:

a)

Project 1670/07 – Provision of services to Anglogold Ashanti Brasil Mineração – Cemig GT, authorizing opening of the respective tender procedures and making of the purchase/ contracting of the services;

b)

Project 1765/07 – Integration of the Paracatu 4 substation to the Cemig D distribution system, authorizing opening of the respective tender procedures and making of the purchase/ contracting of the services;

c)

Project 1786/07 – Program for increased energy efficiency – 2006-2007 cycle, authorizing opening of the respective tender procedures and making of working agreements and purchases / contracting of the services, and signing of the Performance Contracts between Cemig D and clients relating to this Project; and,

	d)	the minutes of this meeting.

II-	The Board authorized:

a)

opening of administrative tender proceedings, and contracting of the services of consumption meter readings in kWh, of the “B” group, through micro- data collectors, within the operation of the Commercial and Services Relationship Management Unit of Montes Claros, taking in the municipalities of Montes Claros, Bacaiúva, Botumirim, Capitão Enéas, Claro dos Poções, Coração de Jesus, Cristália, Engenheiro Navarro, Francisco Dumont, Francisco Sá, Glaucilândia, Grão Mogol, Guaraciama, Itacambira, Juramento, Olhos D’Água, São João da Lagoa, São João da Ponte (Agreste) and São João do Pacuí, for a period of 12 months, able to be extended, upon signing of an amendment, for up to 48 months, with a maximum limit of 60 months, in the Live Attendance Auction Mode;

b)

out-of-court or court consignment of the payments relating to the provision of free direct dialing services, over the period May 1 to August 31, 2007, to the Telemar Norte Leste S.A. Consortium and CTBC Telecom, under Board Expenditure Permission (CRCA) 027/2007, in the event of continued refusal by the contracted Consortium to sign the contractual amendment, subject to the same conditions established in Contract 4680002869;

c)

signing of a Working Agreement with the Minas Gerais Radio and Television Association (AMIRT), to establish conditions and procedures to regulate the broadcasting of public interest messages related to the provision and use of services of electricity in the location served by Cemig D, and issuers associated with that Association, for a period of 24 months;

d)

issuance of Promissory Notes (known locally as “commercial paper”), for placement and public distribution in the local capital markets, under CVM Instructions 134/1990, 155/1991, 400/2003 and 429/2006, obeying the following characteristics:

	Issuer:	Cemig Distribuição S.A.;
	Issue:	Fourth;
	Value of issue:	Four hundred million Reais;
	Number of series:	Single series;
	Period and maturity:	Shall be issued on the date of their subscription and paying up, with tenor of 180 days;
	Placement regime:	Firm guarantee;
	Nominal unit value:	Ten million Reais on the date of their respective issue;
Number of promissory notes: Forty;
	Form:	Shall be issued physically and shall be deposited with an institution able to provide custody services;
Remuneration (financial cost to the issuer): The following shall be applicable to the nominal unit value of the promissory notes: Remuneratory interest at 102.9% of the average daily rate for inter-bank deposits called the “Taxa DI over extra grupo”, expressed in the form of percentage per year, based on a year of 252 business days, calculated and published daily by Cetip in the daily bulletin available on its Internet page (http://www.cetip.com.br) (“the DI Rate” and “the Remuneration”). The Remuneration will be calculated exponentially and cumulatively pro rata tempore by business days elapsed, incident upon the nominal unit value of each promissory note, from the date of issue up to the respective date of maturity;

	Payment:	Remuneration and principal at maturity;
Optional early redemption:

The issuer may redeem the promissory notes early, in accordance with the applicable legislation. In the event of partial early redemption, this shall take place by lottery, in accordance with paragraph 1 of Article 55 of Law 6404/1976;

Place of payment:

The payments relating to the promissory notes shall be made in conformity with the procedures of Cetip (Custody and Settlement Chamber), for the promissory notes registered in the Promissory Notes System operated by Cetip, or, for the holders of promissory notes that are not linked to that system, at the Company’s head office;

	Proof of limits:	It is not necessary to obey the limits specified in Articles 3 and 4 of CVM Instruction 134/1990, under the dispensation given by Article 1, sub-item III, of CVM Instruction 155/1991;
	Allocation of proceeds:	Settlement of the promissory notes of the 3rd Issue of Promissory Notes by Cemig Distribuição S.A.;
Early maturity:

The holders of the promissory notes may declare all obligations arising from the promissory notes that they hold automatically to become due and payable early, and demand immediate payment by the Issuer of the nominal unit value of the promissory notes plus the remuneration and the charges, calculated pro rata tempore from the issue date, by letter with protocol receipt or letter with advice of receipt addressed to the head office of the Issuer, in any of the following events:

i)

declaration of bankruptcy of the Issuer, or dissolution and/or liquidation of the Issuer, or application for judicial or out-of-Court recovery or bankruptcy made by the Issuer or, further, any analogous event that characterizes a state of insolvency, including an agreement with creditors, in accordance with the applicable legislation;

ii)

legitimate and reiterated protest of securities against the Issuer, the individual or aggregate unpaid value of which is more than fifty million Reais, unless the protest has been made by error or bad faith of third parties, provided this is validly proved by the Issuers, or if cancelled, or, further, if validly contested in Court, in any event, within a maximum period of thirty calendar days from the date of maturity of the obligation;

		iii)	early maturity of any pecuniary obligation of the Issuer arising from default on an obligation to pay any individual or aggregate amount greater than fifty million Reais;
		iv)	change, transfer or assignment, direct or indirect, of the stockholding control of the company, except by order of the judiciary, without the prior consent of the holders;
		v)	absorption of the company by another company, split or merger of the Issuer, unless by Court decision;
		vi)	privatization of the Issuer;
		vii)	termination, for any reason, of any of the concession contracts held by the Issuer, such as represent an immaterial adverse effect on the Issuer’s payment capacity; or
viii)

unjustified default by the Issuer, or absence of the legal and/or Court measures required for the non-payment of any debt or any obligation to pay, under any agreement to which they are party(ies) as borrower or guarantor, the amount of which is greater than fifty million Reais;

e)	Issuance of non-convertible debentures for public distribution, under CVM Instruction 400/2003, with the following characteristics:

	Total issue value:	Four hundred million Reais, on the issue date;
	Number of the issue:	Second;
	Number of series:	Single series;
	Date of issue:	To be decided;
Number of debentures: Forty thousand;
	Nominal unit value:	Ten thousand Reais, on the issue date;
	Type and form:	Nominal, book-entry;
	Conditions:	Unsecured, without preference;
	Convertibility:	Shall not be convertible into shares;
	Placement regime:	Firm guarantee;
	Distribution period:	The maximum period shall be up to five business days, from the publication of the distribution commencement advertisement;
	Period of maturity:	On the date of their anniversary in the year 2017;
Updating of the nominal value: From the issue date, by the variation in the National Expanded Consumer Price Index
(IPCA), calculated and published by the Brazilian Geography and Statistics Institute (IBGE);
Remuneratory interest: Calculated at the rate to be defined by a process of bookbuilding in accordance with Article
44 of CVM Instruction 400/2003, limited to the rate of 7.96% p.a.;
	Payment of interest:	Annual;
	Amortizations:	The nominal unit value of the debentures will be amortized in three equal consecutive annual installments, the first becoming due in 2015;
Price of subscription:

They shall be subscribed in the primary market for their nominal unit value updated in monetary terms, plus remuneratory interest, calculated pro rata temporis from the issue date up to the date of actual paying-up;

	Renegotiation:	None;

Optional early redemption: None;
Trading:

They shall be registered for trading in the market with the National Debentures System (SND) managed by the National Association of Financial Market Institutions (Andima) and operated by Cetip (the Custody and Settlement Center), and/or on the Bovespafix, of the CBLC (Brazilian Settlement and Custody Company);

Allocation of proceeds: Settlement of the promissory notes of the 3rd or of the 4th, if any, issue of promissory notes by Cemig Distribuição S.A.;
Early maturity:

Any of the following events shall be considered early maturity events, subject to the declaration by the Fiduciary Agent of early maturity of the issue and immediate demandability of payment by the Issuer of the nominal amount not amortized of each debenture, plus the remuneration:

	i)	application for judicial or out-of-Court recovery or application for bankruptcy made by the Issuer;
	ii)	extinction, liquidation, dissolution or declaration of bankruptcy of the Issuer;
	iii)	non-compliance by the Issuer with any pecuniary obligation related to the debentures;
	iv)	early maturity of any debt of the Issuer in an amount equal to or more than fifty million Reais, whether or not by reason of contractual default;
v)

termination, for any reason, of any of the concession contracts to which the Issuer is a party and which represent, separately or jointly, an amount equal to the equivalent of thirty per cent of the net operational revenue of the Issuer stated in its most recent financial statements at the time;

vi)

legitimate protest of securities against the Issuer the global value of which exceeds fifty million Reais, unless the protest has been made by error or bad faith of a third party, provided this is validly proved by the Issuer, or if suspended, cancelled or, further, if guarantees are given in Court, in any event, in a maximum period of thirty days, from the date on which the written advice sent by the fiduciary agent is received;

	vii)	non-compliance by the Issuer with any non-pecuniary obligation specified in the Deed, not cured in thirty calendar days from the date on which written notice sent by the Fiduciary Agent is received;
viii)

if the Issuer omits to pay, on the maturity date, or does not take the legal and/or Court measures required for non-payment, of any debt or any other obligation payable by the Issuer, under any agreement or contract of which it is a party as borrower or guarantor, involving an amount equal to or greater than fifty million Reais;

ix)

privatization, merger, liquidation, dissolution, extinction, split and/or any form of stockholding reorganization which results in reduction of the Issuer’s registered capital. The occurrence of any of the events indicated in sub-items “i” to “iv” above shall result in automatic early maturity of the debentures, independently of any consultation of the debenture holders. In any of the events indicated in sub-items “v” to “ix” above, the Fiduciary Agent shall call, within forty-eight hours of the date on which it becomes aware of the occurrence of any such event, a General Meeting of Debenture Holders to decide on the statement of early maturity of the debentures, which must be decided by debenture holders representing at least two-thirds of the debentures in circulation of the Issue.

f)

opening of Proceedings for Exemption from Tender, and the contracting of BB Banco de Investimento S.A. as Lead Manager of the 4th Issue of Promissory Notes (“commercial paper”), mentioned in item II, sub-item “d”, above and the 2nd issue of non-convertible debentures, mentioned in item II, sub-item “e”, above, of Cemig Distribuição S.A.;

g)

contracting of Banco Bradesco S.A., as an integral part of the proposal of BB Banco de Investimento S.A., mentioned in item II, sub-item “f”, above, for the period during which the promissory notes are in effect, for the provision of the service of mandated bank of the 4th Issue of Promissory Notes (“commercial papers”) of Cemig Distribuição S.A., mentioned in item II, sub-clause “d”, above;

h)

opening of Procedures for Exemption from Tender, and contracting of the following providers of services, as integral parts of the proposal of BB Banco de Investimento S.A., these services being indispensable for carrying out of the 2nd Issue of Non-Convertible Debentures of Cemig Distribuição S.A., mentioned in item II, sub-clause “e”, above: SLW Corretora de Valores e Câmbio Ltda., as Fiduciary Agent, for the period of validity of the debentures, Fitch Ratings Brasil Ltda., for attribution and maintenance of the “rating” on a national scale, for the period of validity of these debentures; Banco Bradesco S.A., for the provision of services of mandated bank, for the period of validity of the debentures; and Intersection Comunicação e Eventos for the provision of disclosure (roadshow) services;

	i)	signing of all the legal instruments necessary for making effective the decisions mentioned in item II, sub-clauses “d”, “e”, “f”, “g” and “h”, above; and

j)

the Executive Board to declare Interest on Equity monthly subject to the maximum limit permitted by the legislation (TJLP rate on Stockholders’ Equity), that is to say one hundred and fifty two million seven hundred and forty eight thousand Reais; to optimize the tax benefits for decisions on the allocation of Interest on Equity; and to determine the locations and processes of payment and impute the said Interest on Equity against the obligatory minimum dividend.

III-

The Board delegated to the Executive Board, until October 25, 2007, the competency to authorize the signing of Contracts for Supply of Electricity and Reserve of Demand, for Use of the Distribution System, for Use of the Transmission System, with the National System Operator (ONS), for connection to the distribution system, and for sharing of distribution infrastructure, and Terms of Agreement made with clients for execution of works in the electricity distribution system which have, individually, values of five million Reais or more, and respective Amendments and Terms of Rescission, and this Board must be advised of such instruments at the meeting following their approval.

IV-

The Board ratified the signing of the Private Instrument of Confession of Debt to be signed with the Municipal Electricity Department of Poços de Caldas (DME-PC), for reimbursement to that Department of differences between the tariffs for use of the distribution system practiced by Cemig D, in the period from January 2006 to May 2007.

V-

The following item was withdrawn from the agenda: signing of an amendment to the contract signed with the Tech-Draft Consortium, for extension of the rental, with maintenance and technical assistance services, of the system of meter reading capture, and the addition of services.

VI-

The Board member Wilton de Medeiros Daher abstained from voting on the issue of promissory notes and non-convertible debentures of Cemig D, mentioned in item II, sub-clauses “d”, “e”, “f”, “g”, “h” and “i”, above.

VII-	The following spoke on general matters and business of interest to the Company:

The Chairman; the Vice-chairman;

	Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa.

	Director:	Luiz Fernando Rolla.

	Superintendent:	Manoel Bernardino Soares.

VIII -	The following were present:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Fernando Henrique Schuffner Neto, Francisco de Assis Soares, Lauro Sérgio Vasconcelos David and Marco Antonio Rodrigues da Cunha;

	Audit Board:	Aristóteles Luiz Menezes Vasconcellos Drummond

	Director:	Luiz Fernando Rolla.

	Superintendent:	Manoel Bernardino Soares.

	Secretary:	Anamaria Pugedo Frade Barros

Anamaria Pugedo Frade Barros

Cemig Geração e Transmissão S.A.

Listed company - CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 55th meeting of the Board of Directors.

Date, time and place:	October 16, 2007, at 11.30 a.m. at the company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araujo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I -	The Board approved the minutes of this meeting.

II -	The Board authorized:

a)

the amendment to the Stockholders’ Agreement of Hidrelétrica Cachoeirão S.A., to make possible the concession by the stockholder Santa Maria Energética S.A. of a guarantee in the form of a charge on its shares in favor of Banco do Brasil S.A. and the Brazilian Development Bank (BNDES), for granting of financing to the Company, through inclusion of a clause of undertaking to make an additional injection of capital in proportion to the stakes held by the respective stockholders, to avoid execution of the guarantee in shares offered exclusively by Santa Maria Energética S.A. in favor of the Company;

b)

Subscription by the Company of shares in the SPC Guanhães Energia S.A., and paying-up with an injection of capital (“equity”) by Cemig GT, which will then hold 49% of the registered capital of the SPC, and the present holder of 100% of the shares of the SPE, Investminas Participações S.A., a wholly-owned subsidiary of Globalbank Participações e Investimentos S.A. for investments in the state of Minas Gerais, will have 51% of the registered capital of the SPC;

	c)	signing of the Stockholders’ Agreement with Investminas Participações S.A. and Guanhães Energia S.A. in relation to the later company;

d)

injection of capital into the UHE Baguari Consortium, until the funding by a financing from the Brazilian Development Bank (BNDES), of the excess portion of the equity relating to its participation in the UHE Baguari Consortium, these funds to be reimbursed to Cemig GT when the first disbursement of the financing takes place; and

e)

signing with Furnas Centrais Elétricas S.A. (Furnas), and with Baguari I Geração de Energia Elétrica S.A. as consenting party, of a Private Instrument of Agreement to formalize the agreement for the Company to supply the UHE Baguari consortium with the amounts specified in the timetable of contributions approved by the Decision Committee of the UHE Baguari

Consortium, under the responsibility of Furnas, which must be reimbursed by Furnas to Cemig GT, by March 31, 2008, with the amount updated.

III-	The Board re-ratified:
	A)	CRCA (Board Decision) 035/2007, but with:

a)

the exclusion of BDMG as financial agent in the BNDES Onlending Contract; as creditor in the Stockholder Support Contract; as creditor in the Share Pledge Contract; as consenting financial agent in the Electricity Sale Guarantee Contract; as creditor in the Contract to Pledge Rights Arising from an Aneel Authorization and the Credit Rights of the Electricity Sale Contracts; as creditor in the Contract for Assignment and Attachment of Revenues, Management of Accounts and Other Matters, renamed the Accounts Management Contract;

		b)	exclusion of the pledge of shares owned by Cemig GT in Hidrelétrica Cachoeirão S.A., so that the Company now signs as a consenting stockholder;

		c)	exclusion of the Private Agreement for Constitution of Rights of Use in which Cemig GT signed as a Party; and

		d)	exclusion of the Bank Consortium Constitution Agreement in which Cemig GT signed as a consenting party, the other conditions approved in that CRCA being unaltered; and

B)

CRCA-042/2007, but excluding the contract for constitution of the SPC Guanhães Energia S.A. from the documents whose signature is authorized, since this company was formed on June 30, 2006, exclusively for the implementation and commercial operation of the Small Hydro Plants (PCHs) Dores de Guanhães, Senhora do Porto, Jacaré and Fortuna II.

IV -

Abstention: The Board Member Wilton de Medeiros Daher abstained from voting on the matters relating to subscription of shares and signing of a Stockholders’ Agreement mentioned in items II, subclauses “b” and “c”, and III, subclause “B”, above.

V -

A presentation was given including simulations of the Company’s investment capacity under different investment alternatives over a five-year horizon, for the purpose of forecasting the financial impacts on strategic and corporate planning of the investment plan that is still in preparation.

VI-	The following spoke on general matters and business of interest to the Company:

	Board Members:		Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais and Wilson Nélio Brumer.

	Directors:		Luiz Fernando Rolla, Fernando Henrique Schuffner Neto and José Carlos de Mattos.

The following were present:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Franklin Moreira Gonçalves, Marco Antonio Rodrigues da Cunha and Lauro Sérgio Vasconcelos David;

Chief Officers:	Fernando Henrique Schuffner Neto, Luiz Fernando Rolla and José Carlos de Mattos

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Cemig Geração e Transmissão S.A.

Listed company - CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 56th meeting of the Board of Directors.

Date, time and place:	October 30, 2007, at 3 p.m. at the company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araujo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I -

The Chairman reported that the Bylaws of the Company were changed at the Extraordinary General Meeting of Stockholders begun on August 23, resumed on September 10, 2007, and completed on October 17, 2007, emphasizing that one of the alterations approved is to the drafting of Clause 13, referring to the composition of the Executive Board, in which the name of the Chief Finance, Holdings and Investor Relations Officer is changed to the Chief Officer for Finance, Investor Relations and Control of Holdings.

II -	The Board approved:

A.

the proposal of the Chairman to confirm the appointment of the Chief Officer Luiz Fernando Rolla – Brazilian, married engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Professor Carlos Pereira da Silva 31, Belvedere, CEP 30320-330, Identity Card MG-1389219-SSPMG, CPF 195805686-34, as Chief Officer for Finance, Investor Relations and Control of Holdings, for the period of office of the other Executive Officers, that is to say until the first meeting of the Board of Directors to be held in 2010, considering that he already holds the post of Chief Finance, Holdings and Investor Relations Officer; and

	B)	the minutes of this meeting.

III -	The Board authorized:

A)

signing of a Commitment Letter for carrying out of feasibility studies for Wind Farms, with EDP-Energias do Brasil S.A., including the execution and contracting of civil engineering, electromechanical and environmental studies of hydroelectric potentials and wind potentials in the states of Minas Gerais and Espírito Santo, in effect until December 31, 2012, able to be extended for 12 months by Amendment;

B)

signing of the first amendment to the Contract for Implementation of the Measurement System for Billing at the Transmission/Distribution and Generation/Transmission Frontiers, with the Areva T&D Brasil–Daltec Consortium, to update the taxation base of that contract to September 2006; to reduce the rate of IPI (Industrial Products) Tax; to correct, at the proposal of the Contractor, the rates of IPI tax, without charge for the Company, and the rate of ICMS value-added Tax; to alter the scope of the services for adaptation of the measurement of gross electricity at the Emborcação and Igarapé Plants; to alter the period for implementation of the project from seven to thirteen months; and the consequent alteration of the global price of the Contract, the other conditions of the Contract not included in this Instrument remaining unchanged; and

C)

issuance of Promissory Notes (known locally as “commercial paper”), for placement and public distribution in the local capital markets, under CVM Instructions 134/1990, 155/1991, 400/2003 and 429/2006, obeying the following characteristics:

	Issuer:	Cemig Geração e Transmissão S.A.
	Coordinating Bank:	Caixa Econômica Federal.
	Issue:	Second.
	Value of issue:	Two hundred million Reais.
	Number of series:	Single series.
	Period and maturity:	Shall be issued on the date of their subscription and paying up, with tenor of 180 days.
	Placement regime:	Firm guarantee.
	Nominal unit value:	Ten million Reais on the date of their respective issue.
	Number of promissory notes:	Twenty.
	Form:	Shall be issued physically and shall be deposited with an institution able to provide custody services.
Remuneration:

(Financial cost to the issuer): The following shall be applicable to the nominal unit value of the promissory notes: Remuneratory interest at 101.5% of the average daily rate for inter-bank deposits called the “Taxa DI over extra grupo”, expressed in the form of percentage per year, based on a year of 252 business days, calculated and published daily by Cetip in the daily bulletin available on its Internet page (http://www.cetip.com.br) (“the DI Rate” and “the Remuneration”). The Remuneration shall be calculated exponentially and cumulatively pro rata tempore by business days elapsed, incident upon the nominal unit value of each promissory note, from the date of issue up to the respective date of maturity.

	Payment:	Remuneration and principal at maturity.
Optional early redemption:

The issuer may redeem the promissory notes early, in accordance with the applicable legislation. In the event of partial early redemption, this shall take place by lottery, in accordance with paragraph 1 of Article 55 of Law 6404/1976.

	Guarantee:	The Notes will not have the corporate guarantee of Cemig (the Cemig holding company).
Place of payment:

The payments relating to the promissory notes shall be made in conformity with the procedures of Cetip (Custody and Settlement Chamber), for the Notes registered in the Promissory Notes System operated by Cetip, or, for the holders of promissory notes that are not linked to that system, at the Company’s head office.

	Proof of limits:	It is not necessary to obey the limits specified in Articles 3 and 4 of CVM Instruction 134/1990, under the dispensation given by Article 1, sub-item III, of CVM Instruction 155/1991.

Early maturity:

The holders of the promissory notes may declare all obligations arising from the promissory notes that they hold automatically to become due and payable early, and demand immediate payment by the Issuer of the nominal unit value of the promissory notes plus the remuneration and the charges, calculated pro rata tempore from the issue date, by letter with protocol receipt or letter with advice of receipt addressed to the head office of the Issuer, in any of the following events:

a)

declaration of bankruptcy of the Issuer, or dissolution and/or liquidation of the Issuer, or application for judicial or out-of-Court recovery or bankruptcy made by the Issuer or, further, any analogous event that characterizes a state of insolvency, including an agreement with creditors, in accordance with the applicable legislation;

b)

legitimate and reiterated protest of securities against the Issuer, the individual or aggregate unpaid value of which is more than fifty million Reais, unless the protest has been made by error or bad faith of third parties, provided this is validly proved by the Issuer, or if cancelled, or, further, if validly contested in Court, in any event, within a maximum period of thirty calendar days from the date of maturity of the obligation;

			c)	early maturity of any pecuniary obligation of the Issuer arising from default on an obligation to pay any individual or aggregate amount greater than fifty million Reais;
			d)	change, transfer or assignment, direct or indirect, of the stockholding control of the company without the prior consent of the holders, except by order of the Judiciary;
			e)	absorption of the company by another company, split or merger of the Issuer, unless by decision of the Judiciary;
			f)	privatization of the Issuer;
			g)	termination, for any reason, of any of the concession contracts held by the Issuer, such as represents a material adverse effect on the Issuer’s payment capacity; or
h)

unjustified default by the Issuer, or absence of the legal and/or Court measures required for the non-payment of any debt or any obligation to pay, under any agreement to which it is a party as borrower or guarantor, the amount of which is greater than fifty million Reais.

	D)	Signing of all the legal instruments necessary to put into effect the decision on issuance of the promissory notes mentioned in Item II subclause “C” above.

IV-

The Board delegated to the Executive Board the power to authorize signature, after hearing the stated opinion of the Energy Risks Management Committee, of Electricity Sales Contracts with individual value higher than 5 million Reais, and to authorize the respective Amendments or Terms of Rescission, and this Board must be informed of the instruments approved at the meeting following the approval. This delegation of powers is valid until December 31, 2007, and at the time of presentation of trading assumptions to the Board of Directors in the last quarter of each year, as specified in the Energy Trading Policy, shall be revalidated for 12 months, from January 1 of the following year.

V-	The Board ratified signature of the following documents with Baguari I Geração de Energia Elétrica S.A. and Furnas Centrais Elétricas S.A.:

	a)	Contract for Constitution of the UHE Baguari Consortium;

	b)	First Amendment to that contract, changing the head office of the Consortium to Av. do Contorno 7069/605, Belo Horizonte, Minas Gerais; and

c)

Second Amendment to that contract, changing the head office of the Consortium to Rua Afonso Pena 2590, Governador Valadares, Minas Gerais and establishing the branch office at the location of the plant, and the Representative Office of the Consortium at Av. do Contorno 7069/605, Belo Horizonte, Minas Gerais.

VI -

The following Board Members voted against the proposal of the Chairman mentioned in item II, sub-clause “a”, above, to confirm the appointment of Mr. Luiz Fernando Rolla as Chief Officer for Finance, Investor Relations and Control of Holdings:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa.

VII-

The Chief Officer Luiz Fernando Rolla stated – in advance – that he is not subject to any prohibition on the exercise of commercial activity, that he does not occupy any position in a company which could be considered a competitor of the company, nor does he have nor represent any interest conflicting with that of Cemig GT, and he assumed a solemn commitment to be aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Senior Management Public Employees of the State of Minas Gerais.

VIII -	The Chairman reported that the Executive Board is now constituted as follows:

	CEO and Vice-Chairman:	Djalma Bastos de Morais;

	Chief Trading Officer:	Bernardo Afonso Salomão Alvarenga;

	New Business Development Officer:	José Carlos de Mattos;

	Chief Officer for Finance, Investor Relations and Control of Holdings:	Luiz Fernando Rolla;

	Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha;

	Chief Generation and Transmission Officer:	Fernando Henrique Schuffner Neto;

	Director without Specific Designation:	José Maria de Macedo.

IX-	The following spoke on general matters and business of interest to the Company:

Board Members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais, Alexandre Heringer Lisboa and Wilton de Medeiros Daher.

	Chief Officer:	Marco Antonio Rodrigues da Cunha.
	Superintendent:	Ricardo Luiz Diniz Gomes

The following were present:

Board Members:

Marcio Araujo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Fernando Henrique Schuffner Neto, Franklin Moreira Gonçalves and Lauro Sérgio Vasconcelos David;

Chief Officer and Board Member:	Marco Antonio Rodrigues da Cunha.
Superintendent:	Ricardo Luiz Diniz Gomes;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Cemig selected for São Paulo Stock Exchange’s Corporate Sustainability – ISE – Index for the third time running

Cemig (Companhia Energética de Minas Gerais) has been selected for the Corporate Sustainability (ISE) Index of the São Paulo Stock Exchange (Bovespa), for the third time running. Cemig has been included in the index since it was created in 2005.

The new ISE portfolio is for use from December 1, 2007 to November 30, 2008. It now includes 40 shares issued by 32 companies in 13 sectors, currently totaling R$ 927 billion in market value, or 39.6% of the total market capitalization of the Bovespa.

The companies are assessed based on a questionnaire containing some 400 questions which reflect especially the company’s activities in the economic, environmental, social, and corporate governance dimensions, and the nature of its products.

The ISE, now in existence for 3 years, has been consolidating its role as a reference for investors interested in acquiring share of companies listed on the Bovespa that practice corporate sustainability. It also seeks to be a force inducing good management practices oriented toward sustainability in the Brazilian corporate context as a whole.

As well as the ISE, Cemig is also included in the portfolio of the “DJSI World” – The Dow Jones World Sustainability Index – in which it has the status of leader in the Utilities “supersector” – i.e. the broad group of service providers in electricity, gas distribution, water services and other public utility services. To be part of these indices reflects the company’s commitment to corporate sustainable development in its activities, including corporate governance practices, respect for the environment and the well-being of society in general while also creating value for stockholders.

For more on the ISE please see Bovespa’s website:

http://www.bovespa.com.br/Noticias/071127NotA.asp.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Companhia Energética de Minas Gerais – Cemig, a listed company holding public service concessions with securities traded on the stock exchanges of São Paulo, New York and Madrid, with head office at Avenida Barbacena 1200, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, and registered in the Brazilian registry of corporate Taxpayers (CNPJ) under No. 17.155.730/0001-64, and its subsidiary Empresa de Infovias S.A., a company registered for listing with head office at Rua dos Inconfidentes 1051, 1st and 2nd Mezzanine Floors, Funcionários, Belo Horizonte, Minas Gerais, Brazil, CNPJ No. 02.983.428/0001-27, in accordance with its commitment to implement best corporate governance practices and CVM Instructions 358 and 359 of January 3 and 22, 2002, reports that the Brazilian Telecoms Regulator, Anatel (Agência Nacional de Telecomunicações) has by Anatel Decision 68525 of November 12, 2007, published in the Brazilian federal Official Gazette No. 218 of November 13, 2007, given its consent, a condition precedent for financial settlement of the public auction held on the São Paulo Stock Exchange (Bovespa) on July 27, 2006, and for transfer of the totality of the common and preferred shares of WAY TV Belo Horizonte S.A. (“WAY BRASIL”), CPNJ No. 04.603.960/0001-05, to TNL PCS Participações S.A., CNPJ No. 04.164.614/0001-60.

The price paid by TNL PCS Participações S.A. at the time of signature of the Share Sale Contract, signed on August 1, 2006, was R$ 132,000,000.00 (one hundred and thirty-two million Reais) for 100% of the shares of WAY BRASIL, and this amount was held in custody by Banco do Brasil S.A. since that date, duly invested in public securities as specified in the said contract.

Financial settlement took place on November 14, 2007, the first business day following the publication of the Anatel Decision, in accordance with Clause V of the Share Sale, and the amount held in custody by Banco do Brasil was released to the Vendors in proportion to their stockholdings, the amount payable to Empresa de Infovias S.A. being R$ 103,397,621.50 (one hundred and three million, three hundred and ninety seven six hundred and twenty one Reais and 50 centavos), of which  R$ 91,412,782.62 (ninety one million four hundred and twelve thousand seven hundred and eight two Reais and sixty two centavos) is the price paid on August 1, 2006 for its stockholding of 69.25% of the capital of WAY BRASIL, and R$ 11,984,838.88 (eleven million nine hundred and eight four thousand eight hundred and thirty eight Reais and eighty eight centavos), is financial adjustment of the price in accordance with the financial investment in the period.

Belo Horizonte, November 14, 2007.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings, Cemig

Executive Director and Investor Relations Director, Empresa de Infovias S.A.

SOURCES AND USES OF ELECTRICITY – CEMIG, CONSOLIDATED
TO SEPTEMBER 30, 2007

Announcement of Commencement of Public Distribution of the
Second Issue of Commercial Paper Securities by

LISTED COMPANY

CNPJ Nº 06.981.176/0001-58

Av. Barbacena, 1200, 12th Floor, B1 Wing, Santo Agostinho,

Belo Horizonte, Minas Gerais, Brazil

ISIN: BRCMGTNPM015

Lead Manager:

In the amount of

R$ 200,000,000.00

1. CORPORATE DECISIONS

The Second Issue of Commercial Promissory Notes (“the Offering”, “the Issue”, and “the Securities”) was approved at a meeting of the Board of Directors of Cemig Geração e Transmissão S.A. (“Cemig  Geração e Transmissão”, the “Issuer” or “the Company”) held on October 30, 2007 (“the Board Meeting”).

2. INFORMATION ABOUT THE ISSUE

2.1. Total amount of the Issue

The total amount of the issue is R$ 200,000,000.00 (two hundred million Reais).

2.2. Quantity of Securities

The issue is made up of 20 (twenty) Commercial Paper Securities (Promissory Notes).

2.3. Nominal unit value

The par value (“the Nominal Unit Value”) of the Securities is R$ 10,000,000.00 (ten million Reais).

2.4. Series

The Securities will be issued in a single series.

2.5. Remuneration

Remuneration interest shall be due, at the rate of 101.5% (one hundred and one point five per cent) of the average daily rate for interbank deposits known as the “DI over extra-grupo Rate”, expressed in the form of an annual rate in per cent, on the 252 (two-hundred-and-fifty-two)-business-day, calculated and published daily by the CETIP (Custody and Settlement Chamber) in its daily bulletin available on its Internet page (http://www.cetip.com.br) (“The DI Rate” and “the Remuneration”). The Remuneration shall be calculated exponentially and cumulatively pro rata tempore per business day, applicable to the Nominal Unit Value of each Promissory Note from the date of the actual subscription and paying-up (“Issue Date”) of the Securities up to the respective Maturity Date, in accordance with the following formula:

J = VNe × (InterestFactor - 1) ,

Where:

J =  unit value of the remuneration interest, calculated to 6 (six) decimal places, without rounding, payable at the end of the Capitalization Period.

VNe =  the Nominal Value of the issue, published/calculated to 6 (six) decimal places, without rounding.

InterestFactor  =  product of the DI Rates, summed exponentially with a percentage factor, from the start date of the Capitalization Period, inclusive, up to the date of termination of Capitalization Period exclusive, calculated to 8 (eight) decimal places, with rounding, as found by the following formula:

Where:

n =  the total number of days of the DI Rate used in the updating of the asset, where “n” is a whole number.

P =  101.5% (percentage applied to the DI Rate).

TDIk =  the DI Rate, expressed by day, calculated to 8 (eight) decimal places, with rounding, as follows:

Where:

DIk =  The DI Rate published by CETIP, valid for 1 (one) business day (“overnight”), used to 2 (two) decimal places.

“Capitalization Period”:  This is the time interval starting on the Issue Date, inclusive, and ending on the date of payment of the Nominal Unit Value of the Security, exclusive, plus the Remuneration.

If at any time during the period of validity of the Securities the DI Rate is not published, the last previous available DI Rate shall be applied, and in this event no offsetting between the Issuer and the holders of the Securities shall be payable when the DI Rate that would be applicable is subsequently published.

If the DI Rate ceases to be published for a period of more than 10 (ten) days, or if it is abolished or if there is a legal  impossibility of application of the DI Rate to the Securities, the legal parameter which is established, if any, shall be used in substitution of it. If there is not a substitute legal parameter for the DI Rate, then the weighted average rate of remuneration of Brazilian short-term federal public securities with maturity of 180 (one hundred and eighty) days traded in the prior 30 (thirty) days, at the time of the occurrence, shall be used.

For the purposes of the Issue, the expression “Business Day” means any day, with the exception of Saturdays, Sundays, and national holidays.

2.6. Date of Issue and form of paying-up

For all intents and purposes, the Date of Issue of the securities shall be the date of their actual subscription and paying-up (“the Issue Date”). The securities shall be subscribed for Nominal Unit Value, in Brazilian currency, at sight, on the date of subscription

2.7. Subscription Price

The securities shall be subscribed for their Nominal Unit Value (“the Subscription Price”).

2.8. Period of subscription and paying-up

The Securities must be subscribed and paid-up within 10 (ten) business days from the date of publication of this Announcement of Commencement of Distribution of Commercial Paper Securities (“the Commencement Announcement”), subject to the provisions of item 4.2 below.

2.9. Form

The Security shall be nominal, and issued in physical form, and shall be held on deposit at an institution qualified to provide the services of custody. The Securities shall be transferred by nominal endorsement, resulting in simple transfer of ownership.

2.10. Use of proceeds

The proceeds from the public distribution of the Securities will be used:

•                  to replenish the cash used in the payment of principal of the company’s debt taking place since January 2007 up to the date of receipt of the funds, estimated at R$ 161.5 million, among which an important element is payment of R$ 143.0 million to the Brazilian Development Bank (BNDES);

•                  to pay debts becoming due by the end of the year estimated at R$ 38.5 million.

2.11. Early redemption

The Company may effect early redemption of the Securities, at its exclusive option, provided that the holders thereof are in agreement, in accordance with the applicable legislation. In the event of partial early redemption, this shall take place by lottery, in accordance with Paragraph one of Article 55 of Law 6404 of December 17, 1976, as amended.

2.12. Period of Maturity

The maturity period of the Promissory Notes shall be 180 (one hundred and eighty) calendar days from the date of subscription (“the Maturity Date”).

2.13. Early maturity events

The holders of the Securities may declare automatic early maturity of all the obligations arising from the Securities that they hold and demand immediate payment by the issuer of the Nominal Unit Value of the Securities plus the Remuneration and charges calculated pro rata tempore, from the Issue Date, by letter formally delivered or with advice of receipt addressed to the head office of the Issuer, in any of the following events:

i)

decree of bankruptcy of the Issuer; or dissolution and/or liquidation of the Issuer; or application for judicial or out-of-Court recovery or bankruptcy formulated by the Issuer; or further, any analogous event which may characterize a state of insolvency, including agreement with creditors, in accordance with the applicable legislation;

ii)

legitimate and reiterated protest of securities against the Issuer with individual or aggregate value unpaid exceeding R$ 50,000,000.00 (fifty million Reais), unless the protest shall have been filed in error of due to bad faith of third parties, and provided this is validly proven by the Issuer, or if it is canceled or, further, validly contested in the Courts, in any event, within a maximum period of 30 (thirty days) calendar days from the date of maturity of the obligations;

iii)	early maturity of any pecuniary obligation of the Issuer, arising from default on an obligation to pay any individual or aggregate amount in excess of R$ 50,000,000.00 (fifty million Reais);
iv)	change, transfer or direct or indirect assignment of the stockholding control of the Issuer, other than by legal order, without the prior consent of the holders;
v)	absorption of the Issuer by another company, split or merger of the Issuer, unless by legal orders;
vi)	privatization of the Issuer and/or Guarantor;
vii)	termination, for any reason whatsoever, of any of the concession contracts held by the Issuer that represent an adverse material impact on the payment capacity of the Issuer; or
viii)

unjustified default by the Issuer, or absence of legal and/or Court measures required for the non-payment of any debt or any obligation to pay, under any agreement in which it is lender or guarantor, with individual or aggregate amount exceeding R$ 50,000,000.00 (fifty million Reais).

2.14. Placement regime

The Lead Manager shall carry out the distribution of the Securities on the Firm Guarantee of Subscription basis.

2.15 Trading

The Securities shall be traded in the over-the-counter market, through the NOTA system administered by “Andima” (the National Association of Financial Market Institutions) and operated by

2.16. Place of payment

The payments relating to the Securities registered with NOTA shall be carried out in accordance with the procedures of CETIP, or, for the holders of the Securities who are not linked to the third system, at the head office of the Issuer.

2.17. Charges for arrears

If there is a failure of punctuality in the payment of any amount payable to the holders of the Securities, the overdue units shall be subject to: (a) arrears interest calculated from the day of default to the date of actual payment, at the rate of 1% (one per cent) per month, on the amount owed, independently of the price, or notification or action in or outside the Courts; and (b) a conventional arrears penalty payment, irreducible and of a compensatory nature, of 2% (two per cent) on the amount due and unpaid.

2.18. Target public

The Offering shall be destined solely and exclusively to qualified investors, as defined by Article 109, sub-item (i) of CVM Instruction 409 of 18 August 18, 2004 (“Qualified Investors”).

Any other investors who are not Qualified Investors should be fully aware that the present offering is not appropriate, since it is destined exclusively for Qualified Investors who have sufficient specialization and knowledge to take an independent investment decision on the proper grounds.

3. STATEMENT BY THE COMPANY AND THE LEAD MANAGER

3.1. Under the applicable regulations, the Issuer is responsible for the veracity of the information contained in the Commencement Announcement and also any information provided to the market at the time of the registry and the public distribution, and warrants that that information is true, correct, consistent and sufficient, in accordance with a statement given by the Issuer pursuant to item 7 of the Appendix to Instruction 155 of August 7, 1991, (“CVM Instruction 155”), and Article 56 of CVM Instruction 400 of December 29, 2003, (“CVM Instruction 400”).

3.2. The Lead Manager warrants that it has taken all the measures of care and acted with high standards of diligence to ensure that all the information provided to the market on the occasion of the registry and the public distribution is true, consistent, correct and sufficient, in accordance with the statement given by the Lead Manager pursuant to item 7 of the Appendix to Instruction 155 of the CVM, and Article 56 of CVM Instruction 400, of December 29, 2003.

4. DISTRIBUTION PROCEDURE

4.1. The Securities shall be the object of a public distribution, intermediated by financial institutions that are part of the Securities Distribution System. The sharing criterion shall be of proportionality to the volume of orders placed by investors. There shall be no prior reserves nor setting of maximum or minimum lots. No contract for stabilization of the price of the Securities shall be signed. No fund to sustain liquidity for the Securities shall be constituted. No type of discount shall be granted by the Lead Manager to investors interested in requiring the Securities.

4.2. The placement of Securities shall begin, in accordance with Article 3 of CVM Instruction 429 of March 22, 2006 (“CVM Instruction 429”), only 5 (five) business days (“Automatic Registry”) after: (i) filing of the application with the CVM; (ii) publication of this Commencement Announcement; and (iii) availability of the Term Sheet, as described in Item 4.5 below. The placement of the Securities shall be carried out in accordance with the procedures of the Promissory Note System (“NOTA”), administered by Andima and operated by CETIP.

4.3. If the CVM does not grant Automatic Registry, the terms and conditions of this present Issue shall remain in force, but the period of 5 (five) days referred to in item 4.2 shall be replaced by the periods referred to by CVM Instruction 134 of February 1, 1990, and the term “Automatic Registry” shall be replaced by “Registry”, which shall have the following meaning: “concession of registry of the issue by the CVM”.

4.4. Subject to compliance with the applicable regulations, the Lead Manager shall carry out the public distribution of the Promissory Notes, in such a way as to ensure: (i) that the treatment given to investors is fair and equitable; and (ii) the investment is adapted to the risk profile of its clients.

4.5 In accordance with the option provided for in Article 1 of CVM Instruction, for the purposes of this Issue no prospectus nor any advertising material intended for public disclosure shall be used, other than this Announcements of Commencement and Closing of the Distribution, and the Summary of Information on the Issue as specified in Appendix I of CVM Instruction 155.

5. LOCATIONS FOR ACQUISITION OF THE SECURITIES

Those interested in acquiring the Securities may contact the Lead Manager of the Offering at the following address:

CAIXA ECONÔMICA FEDERAL
Av. Paulista 2300 – 12th Floor
01310-300 São Paulo, SP, Brazil
Att.:	Alexandre Parisi
Tel: (+55 11)	3555 6200
Fax: (+55 11)	3211 0130

E-mail:  gemef@caixa.gov.br

Internet: www.1.caixa.gov.br/download/index.asp

6. ADDITIONAL INFORMATION

A full presentation of the details of this Offering is available on the web pages of the Lead Manager (http://www1.caixa.gov.br/download/index.asp), the Issuer (http://cemiggt.infoinvest.com.br), the CVM (www.cvm.gov.br) and CETIP (www.cetip.com.br).

For more information in relation to the Offering and the Securities interested parties should visit the head office of the Lead Manager at the address indicated in item 5 above, or at the CVM, at the CETIP or at the head office of the Issuer, at the addresses indicated below:

CVM (Comissão de Valores Mobiliários – Brazilian Securities Commission)

Rua Sete de Setembro 111, 5th Floor

Rio de Janeiro – RJ

Rua Cincinato Braga, 340 – 2nd, 3rd and 4th Floors

São Paulo – SP

CETIP (Câmara de Custódia e Liquidação - Custody and Settlement Chamber)

Rua Líbero Badaró, 425, 24th Floor

01009-000 – São Paulo - SP

www.cetip.com.br

Headquarters of the Issuer:

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Av. Barbacena, 1200, 12th Floor, B1 Wing, Santo Agostinho,

Belo Horizonte, Minas Gerais, Brazil

Att: Cristiano Corrêa de Barros

Telephone: (31) 3506-4999

Fax: (31) 3506-5068

 Email: cbarros@cemig.com.br

http://cemiggt.infoinvest.com.br/

Date of commencement of the Offering: 5 (five) business days after the publication of this Commencement Announcement, that is to say December 17, 2007 as stated in item 4.2. The application for registry with the CVM was made on December 7, 2007, in accordance with CVM Instruction 429.

The registration of this distribution with the Securities Commission (CVM) aims only to guarantee access to the information that will be given by the Issuer at the request of the subscribers in the location mentioned in this Announcement of Commencement, and does not constitute a guarantee by the CVM of the truthfulness of the information, nor any judgment in relation to the quality of the Issuing Company or in relation to the Securities to be distributed.

This public offering was prepared in accordance with the Self-Regulation Code of ANBID for Public Offerings for Distribution and Acquisition of Securities, which is an integral part of the Minutes registered with the Fourth Notary’s Office for Registry of Legal Entities of the City of São Paulo, São Paulo State, under number 4890254, and this present Public Offering thus meets the minimum standards of information contained in the code, and ANBID shall not have any responsibility for the said information, nor for the quality of the Issuer, the Offering Parties, the participation institutions or the Securities that are the subject of the Public Offering.

Summary Information on the Public Distribution of Commercial

Paper Securities of the Second Issue by

LISTED COMPANY

CNPJ Nº 06.981.176/0001-58

Av. Barbacena, 1200, 12th floor, B1 Wing, Bairro Santo Agostinho

Belo Horizonte , Minas Gerais, Brazil

ISIN: BRCMGTNPM015

Lead Manager:

In the amount of

R$ 200,000,000.00

1. INFORMATION ABOUT THE OFFERING

1.1. Corporate decisions

The Second Issue of Commercial Promissory Notes (“the Offering”, “the Issue”, and “the Securities”) was approved by a meeting of the Board of Directors of Cemig Geração e Transmissão S.A. (“Cemig Geração e Transmissão”, the “Issuer” or “the Company”) held on October 30, 2007.

1.2. Total amount of the Issue

The total amount of the issue is R$ 200,000,000.00 (two hundred million Reais).

1.3. Series

The Securities will be issued in a single series.

1.4. Quantity of Securities

The issue is made up of 20 (twenty) Commercial Paper Securities (Promissory Notes).

1.5. Nominal unit value

The par value (“the Nominal Unit Value”) of the Securities is R$ 10,000,000.00 (ten million Reais).

1.6. Form

The Security shall be nominal, and issued in physical form, and shall be held on deposit at an institution qualified to provide the services of custody. The Securities shall circulate by non-transferable endorsement, constituting mere transfer of ownership.

1.7. Date of Issue and form of paying-up

For all intents and purposes, the Date of Issue of the securities shall be the date of their actual subscription and paying-up (“the Issue Date”). The securities shall be paid up in Brazilian currency, at sight, on the date of subscription.

1.8. Subscription Price

The securities shall be subscribed at their Nominal Unit Value (“the Subscription Price”).

1.9. Procedure for subscription and payment

The Securities must be subscribed and paid-up within 10 (ten) business days from the date of publication of the Announcement of Commencement of Distribution of Commercial Paper Securities (“the Commencement Announcement”), subject to the provisions of item 1.14 below. The placement of the Securities shall be carried out in accordance with the procedures of the Brazilian Promissory Notes System (“NOTA”), operated by “Andima” (The National Association of Financial Market Institutions) and operated by “CETIP” (the Custody and Settlement Chamber).

1.10. Remuneration

Remuneration interest shall be due on the Nominal Unit Value of the Promissory Notes, at the rate of 101.5% (one hundred and one point five per cent) of the average daily rate for interbank deposits known as the “DI over extra-grupo Rate”, expressed in the form of an annual rate in per cent, on the 252 (two-hundred-and-fifty-two)-business-day, calculated and published daily by the CETIP (Custody and Settlement Chamber) in its daily bulletin available on its Internet page (http://www.cetip.com.br) (“The DI Rate” and “the Remuneration”). The Remuneration shall be calculated exponentially and cumulatively pro rata tempore per business day, applicable to the Nominal Unit Value of each Promissory Note, from the Issue Date up to the respective Maturity Date, in accordance with the following formula:

Where:

J =          unit value of the remuneration interest, calculated to 6 (six) decimal places, without rounding, payable at the end of the Capitalization Period.

VNe =    the Nominal Value of the issue, published/calculated to 6 (six) decimal places, without rounding.

InterestFactor =    product of the DI Rates, augmented exponentially by a percentage factor, from the start date of the Capitalization Period, inclusive, up to the date of termination of Capitalization Period exclusive, calculated to 8 (eight) decimal places, without rounding, as found by the following formula:

Where:

n =            the total number of days of the DI Rate used in the updating of the asset, where “n” is a whole number.

P =           101.5% (percentage applied to the DI Rate).

TDIk =      the DI Rate, expressed by day, calculated to 8 (eight) decimal places, with rounding, as follows:

Where:

DIk =       The DI Rate published by CETIP, valid for 1 (one) business day (“overnight”), used to 2 (two) decimal places.

“Capitalization Period”:      This is the time interval starting on the Issue Date, inclusive, and ending on the date of payment of the Nominal Unit Value of the Security, exclusive, plus the Remuneration.

If at any time during the period of validity of the Securities the DI Rate is not published, the last previous available DI Rate shall be applied, and in this event no offsetting between the Issuer and the holders of the Securities shall be payable when the DI Rate that would be applicable is subsequently published.

If the DI Rate ceases to be published for a period of more than 10 (ten) days, or if it is abolished or if there is a legal impossibility of application of the DI Rate to the Securities, the legal parameter which is established, if any, shall be used in substitution of it. If there is not a substitute legal parameter for the DI Rate, then the weighted average rate of remuneration of Brazilian short-term federal public securities with maturity of 180 (one hundred and eighty) days.

For the purposes of the Issue, the expression “Business Day” means any day, with the exception of Saturdays, Sundays, and national holidays.

1.11. Form of pricing

The Security shall be offered to investors with the Remuneration mentioned in 1.10 above, without any price formation mechanisms.

1.12. Charges for arrears

If there is a failure of punctuality in the payment of any amount payable to the holders of the Securities, the overdue units shall be subject to: (a) arrears interest calculated from the day of default to the date of actual payment, at the rate of 1% (one per cent) per month, on the amount owed, independently of the price, or notification or action in or outside the Courts; and (b) a conventional arrears penalty payment, irreducible and of a compensatory nature, of 2% (two per cent) on the amount due and unpaid.

1.13. Period of Maturity

The maturity period of the Promissory Notes shall be 180 (one hundred and eighty) calendar days from the date of subscription (“the Maturity Date”).

1.14. Placement regime and distribution procedure

The Lead Manager shall carry out the distribution of the Securities on the Firm Guarantee of Subscription basis.

The Securities shall be the object of a public distribution, intermediated by financial institutions that are part of the Securities Distribution System. The sharing criterion shall be proportional to the volume of orders placed by investors. There shall be no prior reserves nor setting of maximum or minimum lots. No contract for stabilization of the price of the Securities shall be signed. No fund to sustain liquidity for the Securities shall be constituted. No type of discount shall be granted by the Lead Manager to investors interested in requiring the Securities.

The placement of Securities shall begin, in accordance with Article 3 of Instruction 429 of the Brazilian Securities Commission (“CVM”) of March 22, 2006 (“CVM Instruction 429”) only 5 (five) business days (“Automatic Registry”) after: (i) filing of the application with the CVM; (ii) publication of the Commencement Announcement; and (iii) availability of this document. The placement of the Securities shall be carried out in accordance with the procedures of NOTA, administered by Andima and operated by CETIP.

If the CVM does not grant Automatic Registry, the terms and conditions of this present Issue shall remain in force, but the period of 5 (five) days referred to in the previous paragraph shall be replaced by the periods referred to by CVM Instruction 134 of February 1, 1990, and the term “Automatic Registry” shall be replaced by “Registry”, which shall have the following meaning: “concession of registry of the issue by the CVM”.

Subject to compliance with the applicable regulations, the Lead Manager shall carry out the public distribution of the Promissory Notes, in such a way as to ensure: (i) that the treatment given to investors is fair and equitable; and (ii) the investment is adapted to the risk profile of its clients.

In accordance with the option provided for in Article 1 of CVM Instruction 155 of August 7, 1991 (“CVM Instruction 155”), for the purposes of this Issue no prospectus nor any advertising material intended for public disclosure shall be used, other than the Commencement Announcement, the Closing Announcement of Distribution and the summaries of this information on the Issue as specified in Appendix I to CVM Instruction 155.

1.15. Target public

The Offering shall be destined solely and exclusively to qualified investors, as defined by Article 109, sub-item (i) of CVM Instruction 409 of 18 August 18, 2004 (“Qualified Investors”).

Any other investors who are not Qualified Investors should be fully aware that the present Issue is not appropriate, since it is destined exclusively for Qualified Investors who have sufficient specialization and knowledge to take an independent investment decision on the proper grounds.

1.16. Early redemption

The Issuer may effect early redemption of the Securities, at its exclusive option, provided that the holders thereof are in agreement, in accordance with the applicable legislation. In the event of partial early redemption, this shall take place by lottery, in accordance with Paragraph 1 of Article 55 of Law 6404 of December 17, 1976, as amended.

1.17. Early redemption events

The holders of the Securities may declare automatic early maturity of all the obligations arising from the Securities that they hold and demand immediate payment by the issuer of the Nominal Unit Value of the Securities plus the Remuneration and charges calculated pro rata tempore, from the Issue Date, by letter formally delivered or with advice of receipt addressed to the head office of the Issuer, in any of the following events:

(i)

decree of bankruptcy of the Issuer; or dissolution and/or liquidation of the Issuer; or application for judicial or out-of-Court recovery or bankruptcy formulated by the Issuer; or further, any analogous event which may characterize a state of insolvency, including agreement with creditors, in accordance with the applicable legislation;

(ii)

legitimate and reiterated protest of securities against the Issuer with individual or aggregate value unpaid exceeding R$ 50,000,000.00 (fifty million Reais), unless the protest shall have been filed in error of due to bad faith of third parties, and provided this is validly proven by the Issuer, or if it is canceled or, further, validly contested in the Courts, in any event, within a maximum period of 30 (thirty) days calendar days from the date of maturity of the obligations;

(iii)	early maturity of any pecuniary obligation of the Issuer, arising from default on an obligation to pay any individual or aggregate amount in excess of R$ 50,000,000.00 (fifty million Reais);

(iv)	change, transfer or direct or indirect assignment of the stockholding control of the Issuer, other than by legal order, without the prior consent of the holders;

(v)	absorption of the Issuer by another company, split or merger of the Issuer, unless by legal orders;

(vi)	privatization of the Issuer;

(vii)	termination, for any reason whatsoever, of any of the concession contracts held by the Issuer that represent an adverse material impact on the payment capacity of the Issuer; or

(viii)

unjustified default by the Issuer, or absence of legal and/or Court measures required for the non-payment of any debt or any obligation to pay, under any agreement in which it is lender or guarantor, with individual or aggregate amount exceeding R$ 50,000,000.00 (fifty million Reais).

1.18. Trading

The Securities shall be traded in the over-the-counter market, through the Promissory Notes System — NOTA — operated by Andima and operated by CETIP.

1.19. Payment location

Payments relating to the Securities registered with NOTA shall be carried out in accordance with the procedures of CETIP, and, for holders of the Securities who are not linked to the said system, at the head office of the Issuer.

1.20. Lead manager

The Lead Manager of the offering is Caixa Econômica Federal, which may be contacted at the following address:

CAIXA ECONÔMICA FEDERAL

Av. Paulista 2300 — 12th Floor

01310-300 São Paulo, SP, Brazil

Tel: (+55 11)    3555 6200

Fax: (+55 11)   3211 0130

Att.:        Alexandre Parisi

E-mail:    gemef@caixa.gov.br

1.21. Use of proceeds

The proceeds from the public distribution of the Securities will be used:

•                       to replenish the cash used in the payment of principal of the company’s debt taking place since January 2007 up to the date of receipt of the funds, estimated at R$ 161.5 million, among which an important element is payment of R$ 143.0 million to the Brazilian Development Bank (BNDES);

•                       to pay debts becoming due by the end of the year estimated at R$ 38.5 million.

1.22. Mandated bank

Banco Citibank S.A. shall be the mandated bank.

1.23. Sharing procedure

The sharing criterion shall be of proportionality to the volume of orders placed by investors.

2. OVERVIEW OF THE COMPANY

2.1. Brief history

Cemig Geração e Transmissão S.A. is a Brazilian company registered for listing, a wholly-owned subsidiary of Companhia Energética de Minas Gerais — CEMIG (“Cemig”), constituted on September 8, 2004, under Minas Gerais State Law 15290 of August 4, 2004, for the purpose of the unbundling of Cemig, since Cemig was a Company that operated in an integrated manner, concentrating all the activities — generation, transmission and distribution of electricity — in one company. In this process the totality of Cemig’s operational and non-operational assets related to the activities of generation and transmission were transferred to the Issuer, and the distribution activities were transferred to Cemig Distribuição S.A., both these companies being wholly-owned subsidiaries of Cemig — jointly with the other rights and obligations arising from the provision of such services.

The Issuer’s operations began on January 1, 2005. The Issuer operates its generation and transmission business in accordance with concession contracts signed with the federal government; these contracts previously belonged to Cemig directly (the activities exercised indirectly by Cemig through special-purpose companies remained with the special-purpose companies controlled by Cemig). Within the process of unbundling, these contracts were duly amended so as to transfer the electricity generation and transmission concessions to the Issuer.

The Company was registered for listing by the CVM on October 10, 2006, but it should be emphasized that its shares are not traded on stock exchanges.

2.2. Objects of the Company

The Corporate Objects of the Issuers are:

I.

to study, plan, project, build and commercially operate systems of generation, transmission and sale of electricity and related services for which concessions are granted, under any form of law, to it or to companies of which it maintains stockholding control;

II.	to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation;

III.	to provide consultancy services within its field of operation to companies in and outside Brazil;

IV.	to carry out activities directly or indirectly related to its objects.

The above activities may be exercised directly by the Issuer or through companies constituted by it, or in which it holds a majority or minority stake, upon decision by the Board of Directors of Cemig, in accordance with Article 2 of Minas Gerais State Law 8655 of September 18, 1984, as amended by Law 15290 of August 4, 2004, and upon prior authorization by the National Electricity Agency (“Aneel”).

2.3. The Company’s activities

The Issuer operates in electricity generation and transmission. It owns 46 plants, of which 43 are hydroelectric plants, 1 (one) is a wind power plant and 2 (two) are thermal generation plants, and transmission lines which, in their greater part, form part of the Brazilian basic generation and transmission grid.

As well as the concessions for generation and transmission given by Aneel, the Company participates in consortia holding electricity generation concessions, for which legally independent companies have not been constituted to administer the subject of those concessions; and has a stockholding of 49% in Hidrelétrica Cachoeirão S.A., which is under construction, will operate as an independent power producer, with installed capacity of 27MW, and is expected to start operating in September 2008.

3. Selected financial information

The table below gives the principal consolidated financial data of the Issuer. These should be read in conjunction with its complete financial statements.

	12 months to December 31,			9 months to September 31,
R$ ‘000	2004	2005	2006	2006	2007
Assets
Current assets	1	988,311	1,306,006	2,059,880	2,048,821
Long term assets	—	229,840	245,681	207,980	239,236
Fixed assets	—	5,886,724	5,827,959	5,880571	5,802,591
Total assets	1	7,104,875	7,379,646	8,148,431	8,090,648
Liabilities
Current liabilities	—	1,748,186	1,117,975	2,665,086	1,268,834
Long term liabilities	—	2,436,482	3,310,759	2,235,062	3,385,873
Stockholders’ equity	1	2,920,207	2,950,912	3,248,283	3,435,941
Total liabilities	1	7,104,875	7,379,646	8,148,431	8,090,648
Income statement
Net operational revenue	—	1,964,157	2,374,025	1,667,436	1,952,439
Cost of services provided	—	(925,283)	(1,185,903)	(754,303)	(795,363)
Gross profit	—	1,038,874	1,188,122	913,133	1,157,076
Operational profit	—	284,585	579,950	655,521	870,423
Non-operational profit (loss)	—	(5,321)	(2,292)	(1,186)	3,527
Net profit (loss) for the period	—	468,451	614,108	487,590	625,928

3.1. Independent Auditor

The Issuer’s financial statements for the business years ended December 31, 2004 and 2005, and the period of nine months ended September 30, 2006 were audited by Deloitte Touche Tohmatsu, and those for the nine months ended on September 30, 2007 were audited by KPMG Auditores Independentes.

4. RISK FACTORS

Before taking an investment decision in relation to the Securities, potential investors should carefully consider, in the light of their own financial situations and investment objectives, all the information available in this document and, in particular, should assess the risk factors described below.

Risks related to the Offering

Volatility and absence of liquidity in the Brazilian securities markets

Investing in securities of emerging markets, such as Brazil, involve a greater risk than investing in securities of issuers from more developed countries, and such investments are regarded as being of a speculative nature. Brazilian investments, such as the Securities in this Offering, are subject to economic and political risks, involving, among other factors:

•                       changes in the regulatory, fiscal, economic and political environments which can affect the capacity for investors to receive payments, in whole or in part, in relation to their investment; and

•                       restrictions on foreign investments and repatriation of invested capital. The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than the principal markets in US and European securities, and are less regulated and supervised than those markets.

•                       The relatively small market capitalization, and low liquidity, of the Brazilian securities markets, can substantially limit the trading capacity of the Securities at the desired price and moment in time.

Low liquidity of the secondary market

The secondary market that exists in Brazil for trading of Promissory Notes has historically had low liquidity, and there is no guarantee that a market for trading in the Securities will exist in the future that enables their holders to sell them, if they decide in favor of the investment. The Issuer cannot guarantee that any market for the Securities will develop, nor that it will be liquid. The liquidity and the market for the Securities could also be negatively affected by a general fall in the market for Promissory Notes. Such a fall could have an adverse effect on the liquidity and markets of the Securities, independently of the outlook for the financial performance of the issuer.

Events for early maturity of the Securities

The text of the security representing the Promissory Note provides that certain events shall cause automatic early maturity of the Issuer’s obligations, such as application for Judicial Recovery (reorganization through the Courts) or bankruptcy of the Issuer, non-compliance with obligations provided for in the distribution contract, extinction of concessions and early maturity of other debts. There are no guarantees that the Issuer will have sufficient funds in cash to provide for the payment of the Securities in the event of early maturity of its obligations. Further, the results and activities of the Issuer could suffer a significant negative impact in the event of early maturity.

Validity of stipulation of the DI Rate

Precedent 176 of the Higher Appeal Court states that the clause which subjects the debtor to payment of interest in accordance with the rate published by Andima/Cetip is null. According to the Appeal Court Judgments that gave rise to this Precedent, Andima and Cetip are entities under private law, whose purpose is the defense of the interests of financial institutions. Although the said Precedent does not bind the decisions of the Judiciary, the possibility exists that in a Court dispute that Precedent may come to be applied by the Judiciary in a judgment to the effect that the DI Rate is not valid as a factor for remuneration of Promissory Notes. In this event, the new index must be determined by the Judiciary, and could represent lower remuneration than the DI Rate, with adverse affect on the yield from the Securities.

No opinions of legal counsel nor of independent auditors have been nor will be issued in relation to the information contained in this instrument and the other documents related to the Offering.

The Company has not contracted lawyers or Independent Auditors for the conduction of a process of due diligence or accounting audit, respectively, of the information of a legal or accounting nature in relation to its business and activities, with a view to the preparation of this instrument or of the other documents which were made available to investors in the ambit of the Offering. This being so, those acquiring the Securities should take their investment decision in the knowledge that the sufficiency, veracity, quality and precision of the information provided by the Issuer in this present instrument were not verified independently by third parties contracted for such purpose.

5. RELATIONSHIP BETWEEN THE ISSUER AND THE LEAD MANAGER

As well as the present offering, the Issuer has relationships with the Lead Manager through the use of banking services in general, and use and operation of its current account.

6. STATEMENT BY THE COMPANY AND THE LEAD MANAGER

6.1.                              Under the applicable regulations, the Issuer is responsible for the veracity of the information contained herein also information supplied to the market at the time of registration and the public distribution, and warrants that that information is true, correct, consistent and sufficient, in accordance with a statement given by the Issuer pursuant to item 7 of the Appendix to Instruction 155 of the CVM, and Article 56 of CVM Instruction 400, of December 29, 2003.

6.2.                              The Lead Manager warrants that it has taken all the measures of care and acted with high standards of diligence to ensure that all the information provided to the market on the occasion of the registry and the public distribution is true, consistent, correct and sufficient, in accordance with the statement given by the Lead Manager pursuant to item 7 of the Appendix to CVM Instruction 155, and Article 56 of CVM Instruction 400.

7. ADDITIONAL INFORMATION

For more information in relation to the Offering and the Securities interested parties should visit the Lead Manager at the address indicated in item 1.20 above, or the CVM or the head office of the Issuer, at the addresses indicated below:

CVM (Comissão de Valores Mobiliários — Brazilian Securities Commission)

Rua Sete de Setembro 111, 5th Floor	Rua Cincinato Braga, 340 — 2nd, 3rd and 4th Floors

Rio de Janeiro, RJ, Brazil.	São Paulo, SP, Brazil.

This document is available at the CVM for consultation and reproduction.

Headquarters of the Issuer:

Cemig Geração e Transmissão S.A.

Av. Barbacena 1200, 12th Floor, B1 Wing, Bairro Santo Agostinho

Belo Horizonte, Minas Gerais, Brazil

Cristiano Corrêa de Barros

Telephone:  (+55 31) 3506-4999

Fax:             (+55 31) 3506-5068

E-mail: cbarros@cemig.com.br

http://cemiggt.infoinvest.com.br

Lead Manager

Caixa Econômica Federal

Av. Paulista 2300 — 12th Floor

01310-300 São Paulo, SP, Brazil

Att.:      Mr. Alexandre Parisi

Tel: (+55 11)     3555 6200

Fax: (+55 11)    3211 0130

E-mail:      gemef@caixa.gov.br

http://www1.caixa.gov.br/download/index.asp

The information presented here constitutes a summary of the terms and conditions of the Second Issue of Promissory Notes of Cemig Geração e Transmissão S.A., which are described in the principal Promissory Note. The said terms and conditions are merely indicative and it is not guaranteed that the information contained here is reproduced in totality in the Promissory Note.

Investment in the Securities involves a number of risks which should be taken into account by the potential investor. These risks include factors of liquidity, credit, market, and specific regulation, among others, which relate both to the Issue and to the Securities themselves.

The registration of this distribution with the Securities Commission (CVM) aims only to guarantee access to the information that will be given by the Issuer at the request of the subscribers in the location mentioned in this notice, and does not constitute a guarantee by the CVM of the truthfulness of the information, nor any judgment in relation to the quality of the Issuing Company or in relation to the Securities to be distributed.

This public offering was prepared in accordance with the Self-Regulation Code of ANBID for Public Offerings for Distribution and Acquisition of Securities, which is an integral part of the Minutes registered with the Fourth Notary’s Office for Registry of Legal Entities of the City of São Paulo, São Paulo State, under number 4890254, and this present Public Offering thus meets the minimum standards of information contained in the code, and ANBID shall not have any responsibility for the said information, nor for the quality of the Issuer, the Offering Parties, the participation institutions or the Securities that are the subject of the Public Offering..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ José Carlos de Mattos
		Name:	José Carlos de Mattos
		Title:	Chief New Business Development Officer

Date: December 13, 2007